EXHIBIT 10.9

STOCK PURCHASE AGREEMENT

This private agreement is entered into by and between the below identified parties:

(a) BID S.A., a corporation with head-office at Av. Brasil, 331, Sala 03, Bairro Terra Vermelha, in the City of Sorocaba, State of São Paulo, registered with the CNPJ under number 02.573.260/0001-81, herein represented by its Vice-President Director, Marco Antonio Beldi, Brazilian, married, engineer, holder of Identification Card RG nº 4.169.338 – SSP/SP, and registered with the CPF/MF under number 794.694.698-87, domiciled in the City of Sorocaba, State of São Paulo, with offices at Av. Juscelino Kubitschek de Oliveira, 154, Bairro Lageado, in the City of Votorantim, State of São Paulo (hereinafter “BID”); and SPLICE DO BRASIL TELECOMUNICAÇÕES E ELETRÔNICA S.A., a corporation with head-office at Av. Juscelino Kubitschek de Oliveira, 154, Bairro Lageado, in the City of Votorantim, State of São Paulo, registered with the CNPJ under number 45.397.007/0001-27, herein represented by its Vice-President Director, Marco Antonio Beldi, as above identified, (hereinafter referred to as “SPLICE” and, together with BID, the “Sellers”); and

(b) TELESP CELULAR PARTICIPAÇÕES S.A., a corporation with head-office at Rua Abílio Soares, 409, in the City of São Paulo, State of São Paulo, registered with the CNPJ under number 02.319.126/0001-59, herein represented by its Directors Francisco José Azevedo Padinha, Portuguese, married, engineer, holder of alien’s identification card RNE V-248636-O, registered with the CPF/MF under number 055.063.577-70, domiciled at Rua Abílio Soares, 409, Paraíso, São Paulo, Capital, and Gilson Rondinelli Filho, Brazilian, married, engineer, holder of Identification Card RG nº 4.347.710 SSP/SP, registered with the CPF under number 439.603.328-15, domiciled at Rua Abílio Soares, 409, Paraíso, São Paulo, Capital (hereinafter the “Purchaser”), and, further, as Intervening Parties,

(c) BRASILCEL N.V., a company organized and existing under the laws of the Netherlands, with head-office at Strawinskyiaa 3105, Amsterdam, Netherlands, herein represented by its attorneys-in-fact Francisco José de Azevedo Padinha, as above identified, and Fernando Abella Garcia, Spanish, single, economist, holder of alien’s identification card RNE V275827-Q MJ-DPF/DELEMAF/SR/RJ, registered with the CPF under number 055.017.227-04, with offices at Praia de Botafogo, 501, 7º andar, Torre Corcovado — Botafogo, Rio de Janeiro, RJ (hereinafter “Brasilcel”);

(d) CABO PAULISTA S.A., a corporation with head-office at Rua Santa Clara, 49, 2º andar, Sala 02, Centro, in the City of Sorocaba, State of São Paulo, registered with the

CNPJ under number 02.792.099/0001-37, herein represented by its Vice-President Director, Antonio Roberto Beldi, Brazilian, married, engineer, holder of identification card nº 4.169.337 SSP-SP and registered with the CPF/MF under number 618.760.038-04, domiciled in the City of Sorocaba, State of São Paulo, with offices at Av. Juscelino Kubitschek de Oliveira, 154, Bairro Lageado, in the City of Votorantim, State of São Paulo (hereinafter “CP”); and

(e) FIXCEL S.A., a corporation with head-office at Rua Santa Clara, 49, 2º andar, Sala 03, Centro, in the City of Sorocaba, State of São Paulo, registered with the CNPJ under number 02.792.099/0001-37, herein represented by its Vice-President Director, Antonio Roberto Beldi, as above identified, (hereinafter referred to as “Fixcel”).

WHEREAS Sellers (i) are the direct controlling shareholders of Tele Centro Oeste Celular Participações S.A., a corporation with head-office at Setor Comercial Sul, Quadra 02, Bloco C, nº226, Edifício Telebrasília Celular, 7º andar, CEP 70302-916, in Brasília, Federal District, registered with the CNPJ under number 02.558.132/0001-69, a cellular mobile service provider, in the Federal District, in service area 7 of NGT 20/96, within “A” frequency sub-band (“TCOPar”); (ii) shall be, as of the Closing Date, except as provided for in Section 2.8 hereof, the lawful owners of seventy-seven billion, two hundred and fifty-six million, four hundred and ten thousand, three hundred and ninety-six (77,256,410,396) common shares, representing sixty-one point ten per cent (61.10%) of the voting capital and twenty point thirty-seven per cent (20.37%) of the total capital of TCOPar (all the 77,256,410,396 common shares that will be directly held by Sellers in TCOPar as of the Closing Date, hereinafter simply referred to as the “Controlling Shares”); and, further (iii) are, indirectly, the controlling shareholders of the companies controlled by TCOPar as indicated in Section 1.2 below (“TCO’s Controlled Companies” which, together with TCOPar, shall be hereinafter simply referred to as “TCO”); and

WHEREAS Fixcel and Brasilcel, the latter to Purchaser’s benefit and best interest, on January 15, 2003 executed the Preliminary Stock Purchase Agreement (the “Preliminary Agreement”), whereby said parties agreed to the conditions for the acquisition, by Purchaser, of the Controlling Shares held by Seller (the “Purchase”), having agreed, however, to execute a final agreement providing for supplementary terms and conditions, in order to detail certain procedures and to add specific terms pertaining to the Purchase.

The parties hereby irrevocably and irreversibly agree to enter into this Stock Purchase Agreement (the “Final Agreement”), in order to set forth and confirm the final terms and conditions for the performance of the Purchase, which shall be contingent upon the verification of the conditions precedent provided for in Section 6 of this Final Agreement. Upon verification of the compliance with the conditions precedent referred to herein, the parties shall proceed to the Closing, as set forth in Sections 2.1(a) and 2.6 below.

I. Purpose.

1.1. The purpose of this Final Agreement is the purchase and sale, on an irrevocable and irreversible basis, by Sellers to Purchaser on the Closing Date, of the Controlling Shares, being seventy-seven billion, two hundred and fifty-six million, four hundred and ten thousand, three hundred and ninety-six (77,256,410,396) common shares, representing sixty-one point ten per cent (61.10%) of the voting capital and twenty point thirty-seven per cent (20.37%) of the total capital of TCOPar, without computing treasury shares in the amount of five billion, seven hundred and ninety-one million, three hundred and ninety-three thousand, eight hundred and eighty-six (5,791,393,886) common shares, free and clear of any encumbrances, claims, debts or liens, whether real or personal, legal or conventional, judicial or extrajudicial, except as provided for in Annex 8.1.2 and with due regard to the provisions of Sections 1.2 and 2.8 below. Accordingly, with due regard to the terms and conditions provided for in this Final Agreement, upon the Closing (as defined in Section 2.1(a) below), Sellers shall transfer to Purchaser, which is hereby undertaken to purchase them, the Controlling Shares.

1.2 The Purchase of the Controlling Shares comprises the indirect purchase, by Purchaser, of the following corporate interests held by TCOPar in TCO’s Controlled Companies, as of this date, free and clear of any encumbrances, claims, debts or liens, whether real or personal, legal or conventional, judicial or extrajudicial:

(a)	a total of, at least, six million, four hundred and twenty-three thousand, one hundred and eight (6,423,108) shares representing ninety-seven point zero seven per cent (97.07%) of the total capital of Telegoiás Celular S.A. (“Telegoiás Celular”), of which two million, two hundred and eighty thousand, nine hundred and three (2,280,903) are common shares, representing ninety-eight point fifty-nine per cent (98.59%) of the voting capital, and four million, one hundred and forty-two thousand, two hundred and five (4,142,205) preferred shares, representing ninety-six point twenty-five per cent (96.25%) of the non-voting capital, of the referred cellular mobile service provider, in “A” frequency sub-band, in the State of Goiás, within area 7, as defined in NGT 20/96;

(b)	a total of, at least, six hundred and seventy-four thousand, six hundred and fifty-one (674,651) shares representing ninety-seven point eighty-one per cent (97.81%) of the total capital of Telemat Celular S.A. (“Telemat Celular”), of which three hundred and twenty-nine thousand, six hundred and ninety-eight (329,698) are common shares, representing ninety-nine point fifty-one per cent (99.51%) of the voting capital, and three hundred and forty-four thousand, nine hundred and fifty-three (344,953) preferred shares, representing ninety-six point twenty-five per cent (96.25%) of the non-voting capital, of the referred cellular mobile service provider, in “A” frequency sub-band, in the State of Mato Grosso, within area 7, as defined in NGT 20/96;

(c)	a total of, at least, one million, one hundred and ninety-two thousand, six hundred and fifty-six (1,192,656) shares representing ninety-eight point fifty-three per cent (98.53%) of the total capital of Telems Celular S.A. (“Telems Celular”), of which five hundred and forty-two thousand, six hundred and thirty-nine (542,639) are common shares, representing ninety-nine point sixty-three per cent (99.63%) of the voting capital, and six hundred and fifty thousand, and seventeen (650,017) preferred shares, representing ninety-seven point sixty-two per cent (97.62%) of the non-voting capital, of the referred cellular mobile service provider, in “A” frequency sub-band, in the State of Mato Grosso do Sul, within area 7, as defined in NGT 20/96;

(d)	a total of, at least, six hundred and eighty-five thousand, two hundred and twenty-three (685,223) shares representing ninety-seven point twenty-two per cent (97.22%) of the total capital of Teleron Celular S.A. (“Teleron Celular”), of which two hundred and forty-six thousand, six hundred and fifty-two (246,652) are common shares, representing ninety-eight point twenty-five per cent (98.29%) of the voting capital, and four hundred and thirty-eight thousand, five hundred and seventy-one (438,571) preferred shares, representing ninety-six point sixty-four per cent (96.64%) of the non-voting capital, of the referred cellular mobile service provider, in “A” frequency sub-band, in the State of Rondônia, within area 7, as defined in NGT 20/96;

(e)	a total of, at least, one million, eight hundred and ninety thousand, nine hundred and fifty-six (1,890,956) shares representing ninety-eight point thirty-five per cent (98.35%) of the total capital of Teleacre Celular S.A. (“Teleacre Celular”), of which nine hundred and ninety-nine thousand, three hundred and fifty (999,350) are common shares, representing ninety-nine point ninety-six per cent (99.96%) of the voting capital, and eight hundred and ninety-one thousand, six hundred and six (891,606) preferred shares, representing ninety-six point sixty-one per cent (96.61%) of the non-voting capital, of the referred cellular mobile service provider, in “A” frequency sub-band, in the State of Acre, within area 7, as defined in NGT 20/96;

(f)	a total of, at least, seventy million, eight hundred thousand, six hundred and thirty-nine (70,800,639) shares representing ninety-eight point thirty-three per cent (98.33%) of the total capital of Norte Brasil Telecom S.A. (“NBT”), of which twenty-two million, eight hundred thousand, nine hundred and forty-seven (22,800,947) are common shares, representing ninety-four point ninety-nine per cent (94.99%) of the voting capital, and forty-seven million, nine hundred and ninety-nine thousand, six hundred and ninety-two (47,999,692) preferred shares, representing one hundred per cent (100%) of the non-voting capital, of the referred company authorized to provide cellular mobile service, in “B” frequency sub-band, in the States of Amazonas, Roraima, Amapá, Pará and Maranhão, within area 8, as defined in NGT 20/96; and

(g)	a total of, at least, nine hundred and ninety-nine million, nine hundred and ninety-six (999,996) shares representing ninety-nine point ninety-nine per cent (99.99%) of the total capital of TCO IP S.A. (“TCO IP”), of which four hundred and ninety-nine thousand, nine hundred and ninety-six (499,996) are common shares, representing ninety-nine point ninety-nine per cent (99.99%) of the voting capital, and five hundred thousand (500,000) preferred shares, representing one hundred per cent (100%) of the non-voting capital, of the referred company that provides internet mobile access services.

1.2.1 The corporate interests in TCO’s Controlled Companies may be increased by reason of purchases to be made by TCO in compliance with the provisions of art. 20 of CVM Instruction nº 229/95, and art. 10, §2 of CVM Instruction 36102, without such increase in the corporate interests held by TCOPar in TCO’s Controlled Companies giving rise to any change in the purchase Price of the Controlling Shares.

1.3. Any and all legal obligations pertaining to the ownership of the Controlling Shares, in connection with acts or facts occurred before the Closing, including with respect to liabilities before government agencies or third parties arising out of the title to the Controlling Shares, are Sellers’ and/or their controlling shareholders’ exclusive obligations, which parties have expressly undertaken them, on an unrestricted, irrevocable and irreversible manner, at the time of the execution of the Preliminary Agreement, and which obligations shall so remain even after the Closing.

II. Closing and Price.

2.1 Price:

     (a) The price for the Controlling Shares is one billion, four hundred and eight million reais (R$ 1,408,000,000.00), as of base date January 15, 2003 and solely subject to those adjustments and reduction as provided for in Sections 2.2 and 2.8 of this Final Agreement (the “Price”), to be paid, as from the closing of the Purchase, as set forth below, and against the transfer of the Controlling Shares to the Purchaser (the “Closing”), which will occur on the fifth business day after the fulfillment and verification of all the Conditions Precedent to the Closing, as set forth in Section VI below (“Closing Date”).

     (b) The Price was agreed to with basis, among other parameters and criteria, on the unaudited consolidated financial statements of TCOPar as of September 30, 2002 (attached hereto as Annex 2.1.(b) of this Final Agreement), being subject to adjustments arising out of Actual Obligations (as defined in Section 2.2) as may be identified in the Audit of the audited financial statements of TCOPar as of December 31, 2002, pursuant to the terms and procedures provided for in same Section 2.2., which Audit shall be carried out pursuant to Section III below.

2.2 Price Adjustment: The Price may be adjusted as a result of actual, liquid and certain (“liquida e certa”) obligations and assets shortfall, of TCO, not duly reflected in the TCOPar’s audited financial statements as of December 31, 2002 (attached hereto as Annex 2.2 of this Final Agreement) and those which, although reflected in such financial statements, were not reflected in the financial statements as of September 30, 2002, except for obligations having been incurred in the regular course of business since September 30, 2002 until December 31, 2002, assets shortfall meaning the existence of assets reflected in the referred financial statements that did not exist on the referred dates (together, the “Actual Obligations”), which Actual Obligations shall be computed, for the purposes of the adjustment herein provided for, at twenty point thirty-seven per cent (20.37%) of their full value. The Actual Obligations which will be taken into consideration for the Price adjustment shall be those which may be identified by Purchaser’s legal, financial and accounting consultants (“Auditors”) in the course of the Audit provided for in Section III. For the sake of clarity, it has been agreed that divergences as for the adoption of accounting criteria, including, however being not limited to, those applicable to recording of permanent assets and values thereof for accounting purposes, booking of assets and liabilities provisions, amortization and depreciation parameters, inventory valuation and other similar issues shall not be taken into consideration for purposes of identifying Actual Obligations. After the completion of the procedures described in Section 3.2.2 below and in any case not later than April 15, 2003, the Company’s Auditors shall present their conclusions and recommendations of adjustments by reason of having identified Actual Obligations, and Sellers shall be requested by Purchaser to voice its agreement or dissent in relation to the recommended adjustment(s). Should the Company’s Auditors’ conclusions and recommendations not be received by Sellers until April 15, 2003, the Price shall no longer be subject to any adjustments whatsoever as a result of the Actual Obligations, as provided for in Section 2.2, and the condition precedent set forth in letter (f) of Section 6.1 of this Final Agreement will be deemed as verified, for all purposes and effects. The Company’s Auditors and the Sellers’ Auditors shall reach an agreement within not more than ten (10) days counted as from the receipt by Sellers of the referred conclusions and recommendations, as for the proposed Price adjustment(s) and, should any divergence remain in an amount exceeding five million reais (R$ 5,000,000.00), for the aggregate amount of divergences in relation to all the identified Actual Obligations, either party may, within the following five (5) days, on its own name and on the other party’s behalf, for which it will be since now expressly authorized and vested in the necessary powers for such purpose, retain the Third Auditor (as below defined), who, if deemed necessary, shall sub-contract consultants, lawyers or other independent specialists in order to provide support to his works and conclusions, in order to finally settle the dispute, within not more than fifteen (15) days from his appointment, and his decision shall be binding upon the parties, which shall forthwith adjust the Price. In case the divergences between the Company’s Auditors and the Sellers’ Auditors as for the amount of the Actual Obligations, which in the aggregate represent an amount equal to or less than five million reais (R$ 5,000,000.00), the adjustment to the Price shall be made an amount equal to the adjustment amount proposed by the Purchaser’s Auditors, after deduction of an amount equal to 50% of the difference between the adjustm ents proposed by the Auditors of both parties. Should the Price be adjusted as a result of the provisions of this Section 2.2, the reduction shall be applied to the Price installments referred to in Sections 2.3(a) and 2.3(c) below, at the rate of sixty-eight per cent (68%) and thirty-two per cent (32%), respectively. The Auditors’ fees for each party shall be borne by the party having retained them. The Third Auditor shall appoint in his written opinion which party shall be liable for the payment of his professional fees, taking for basis that such fees shall be borne by the party whose Auditors requested a Price adjustment more distant from the adjustment actually decided by the Third Auditor. For the purposes hereof, the divergences between the Auditors of each party shall be settled by the independent audit firm selected in common agreement by Sellers and by Purchaser, provided that, in the absence of such an agreement, the referred audit firm shall be selected by agreement between the Purchaser’s Auditors and the Sellers’ Auditors and, in case the latter shall equally not reach an agreement, the audit firm shall be Trevisan – Auditores Independentes (the “Third Auditor”). The parties shall cooperate with the Third Auditor, providing it with all documents, information and explanations as may be necessary or convenient, in such a manner as to allow the completion of the works within the period set forth herein, which period may not be extended in any circumstance whatsoever.

2.3 Price Payment:

     Once the above mentioned adjustment has been made, the Price shall be paid as follows:

     (a) the amount of two hundred and thirty-eight million reais (R$238,000,000.00), added by the respective income corresponding to the daily average variation of the certificates of interfinancial deposits – CDI, obtained on a basis of 252 business days (“CDI”) plus two per cent (2%) per year calculated since January 15, 2003 until its actual payment, shall be paid to Sellers in immediately available funds as of the Closing Date;

     (b) the amount of fifty million reais (R$50,000,000.00), added by the respective income corresponding to the variation of the CDI plus two per cent (2%) per year since January 15, 2003 until and including the Closing Date, and as from the Closing Date until the date of its actual payment, of the income corresponding to the average daily variation of the CDI plus one per cent (1%) per year, shall be mandatorily withheld and kept as Guaranty, as provided for in Section 4.4 below, and shall be paid within twenty-four (24) months counted from the Closing Date, with due regard to the Guaranty release rules also provided for in the referred Section 4.4;

     (c) the amount of seventy-five million reais (R$75,000,000.00), added by the respective income corresponding to the variation of the CDI plus two per cent (2%) per year since January 15, 2003 until its actual payment, shall be paid to Sellers within twelve (12) months counted from the Closing Date;

     (d) the amount of one billion, forty-five million reais (R$1,045,000,000.00), as of base date January 15, 2003, shall be paid in domestic currency, in installments, in those amounts, conditions and payment terms as provided for in Annex 2.3(d) of this Final Agreement, as amended, added by interests, monetary correction, exchange variation and other applicable charges until the date of each payment scheduled in the same Annex

2.3(d), provided that time and income of such Price installments may be changed by an amendment to Annex 2.3(d), in accordance with the provisions of Section 5.6 and 5.8 of this Final Agreement. Purchaser and Brasilcel shall be jointly and severally liable before Sellers, each of them in the capacity of main obligor, for the Price installments provided for in Annex 2.3(d) the charges in connection therewith are or may be bound to exchange variation.

2.3.1 The principal amount of the Price installments provided for in letters (b) and (c) of Section 2.3, added by the respective income owed until the issuance date of each promissory note herein set forth, shall be represented by promissory notes issued by Purchaser, in the form of Annex 2.3.1 of this Final Agreement, one promissory note representing the Price installment provided for in the referred letter (c) being delivered to Sellers upon Closing, and one or more promissory notes representing the Price installment provided for in letter (b) being delivered to Sellers as long as the respective release of the Guaranty shall occur before the respective maturity date, under the terms and conditions set forth in Section 4.4 below.

2.4 Default. Should Purchaser fail to pay any of the Price installments provided for in Sections 2.3(a), 2.3(b) and 2.3(c) on their respective maturity dates, the amount due and unpaid shall be added by a default fine corresponding to (i) two per cent (2%) if the delay shall last for more than five (5) and less than thirty (30) days, or (ii) twenty per cent (20%) if the delay shall be of thirty (30) days or more, without prejudice to Sellers’ right to immediately demand the performance of the obligation and, also, by interests assessed under the terms of the same above mentioned Sections, which shall accrue until the date such payment is fully effected. Should the payments of the Price installments provided for in Section 2.3(d) not be timely performed and the delay be directly ascribable to Seller, Seller shall bear all the burden, charges, penalties and costs arising out of the default, by Sellers and/or their controlled companies, in the corresponding Sellers’ Financial Obligation (as defined in Sections 5.6 and 5.8).

2.5 Repayment of Actual Obligations. The parties agree that Sellers shall be repaid, in proportion to the Controlling Shares disposed of by them, for amounts corresponding to Actual Obligations having been computed for purposes of Price adjustment as set forth in Section 2.2 above and which, within twenty-four (24) months after the Closing, shall prove to have been undue. The amounts referred to herein shall be repayable by Purchaser after a maximum period of five (5) days counted from the date on which TCO shall be finally released from the obligation or shall receive the asset which is the subject matter of the Actual Obligation unduly computed in the Price adjustment. Purchaser’s failure to pay the amounts owed to Sellers hereunder shall subject it to the same penalties arising out of default in the payment of the purchase Price, as set forth in Section 2.4 above. The progress in connection with realization of credits or termination of obligations generating to the Sellers the right to repayment as provided for herein shall be informed to Sellers together with the information required under the terms of Section 4.6 below.

2.6 Closing. The Closing shall take place at the offices of Goldman, Sachs & Co., in São Paulo, SP, at 10:00 a.m. on the fifth business day counted from the date all the conditions precedent to the Closing, as provided for in Section VI of this Final Agreement, shall have been complied with (or their compliance shall have been waived). Upon the Closing:

(a)	Sellers shall, or shall cause TCO to:

(i)	execute the instruments of transfer and other documents necessary for the registering, with the trustee in charge for the accounting of TCOPar’s shares, in its books and records, of the transfer of the Controlling Shares to Purchaser’s name on the Closing Date, including instructions for cancellation of the blockade of the Controlling Shares being disposed of, as provided for in Section 6.5 below;

(ii)	deliver the following documents to Purchaser:

- letters of resignation of the members of the TCOPar’s Board of Directors, pursuant to form attached to this Final Agreement as Annex 2.6(a)(I) or Annex 2.6(a)(II), a the case may be;

- a certificate in which it shall declare that all the precedent conditions – provided for in Section 6.2 – to the Closing have been complied with or waived;

- a certificate confirming that the conducts referred to in section 5.3 have been fulfilled and complied with by Sellers and by TCO;

- a release receipt for the payment, by Purchaser, on the Closing Date, of the amounts specified in Section (b) below;

- Annexes 2.3(d) and 5.6, adjusted in accordance with the provisions of Sections 5.6 and 5.8 of this Final Agreement;

- a statement issued by the financial institution in charge for bookkeeping TCO’s shares, based on the shareholding position as at not more than five (5) business days before the Closing Date, evidencing the amount of Controlling Shares actually held by Sellers on the Closing Date, as well as a declaration executed by Sellers that they are the title holders of such Controlling Shares on the Closing Date; and

- a copy of the instruments of termination and release of the agreements mentioned in item (v) below.

(iii) make available all TCO’s corporate, tax and accounting books, and the delivery of such books shall be made, as the case may be, at the head-office of TCOPar and of each of the respective TCO’s Controlled Companies;

(iv) cause the General Shareholders Meetings and Board of Directors Meetings provided for in Section 5.10 below to be held, on the Closing Date, provided that should there be no time available for the holding of the referred General Shareholders Meetings and Board of Directors Meetings provided for in Section 5.10 below, Sellers shall deliver duly signed and attested minutes of the TCOPar’s and TCO’s Controlled Companies’ Board of Directors and/or Board of Executive Officers, which minutes shall expressly declare the revocation of the existing powers of attorney and the granting of new powers of attorney under terms previously specified by Purchaser.

(v) cause the Management Agreements and/or the technical and/or administrative support agreements executed between TCO and its direct or indirect controlling shareholders to be terminated, with due regard to the provisions of Section 5.11 of this Final Agreement.

(vi) enter with Purchaser into the agreement for assignment of rights and obligations provided for in Section 5.1 of this Final Agreement;

(b)	Purchaser shall:

(i) deposit in the current account(s) previously communicated to it by Sellers the amount of two hundred and thirty-eight million reais (R$238,000,000.00), added by the respective income referred to in Section 2.3(a), after deduction, if the case may be, of the amount of the adjustments to which such Price installment may be subject under the terms of Section 2.2 above and/or after the reduction provided for in Section 2.8 below;

(ii) execute the instruments of transfer and other documents necessary for the registering, with the trustee in charge for the accounting of TCOPar’s shares, in its books and records, of the transfer of the Controlling Shares to Purchaser’s name on the Closing Date, including instructions for the cancellation of the restriction on trading of the Controlling Shares being disposed of, as provided for in Section 6.5 below;

(iii) enter with Seller Bid (or its successor) into the agreement for assignment of rights and obligations provided for in Section 5.1 of this Final Agreement and shall comply with all the obligations therein undertaken;

(iv) deliver to Sellers the following documents:

- a certificate in which it declares that all the precedent conditions, as provided for in Section 6.1, to the Closing have been complied with or waived;

- the promissory note representing the Price installment provided for in Section 2.3(c) of this Agreement;

- the Personal Guaranties referred to in Section 5.8, issued as provided for in Annex 5.6 (amended pursuant to Section 5.6), in effect as of the Closing Date.

2.7 Payments. With due regard to the provisions of Section 5.8, all the payments owed to Sellers shall be effected through deposit to the current account(s) indicated pursuant to Section 2.6(b)(i) above, except if Sellers, at least five (5) business days before the maturity date of any Price installment, shall indicate other account(s) for deposit or, at their discretion, shall request the payment to be made by one or more cashier checks.

2.8 Price Reduction. If, upon Closing, Sellers do not hold all the Controlling Shares and, therefore, shall fail to deliver any part thereof to Purchaser, the Price shall be reduced by the amount corresponding to the Price per Controlling Share not delivered, which reduction shall be applied to the Price installments, as follows: (i) in case the Controlling Shares not being disposed of are bound to a Sellers’ Financial Obligation described in Annex 5.6, the Price reduction herein set forth shall be firstly allocated to the installment provided for in Section 2.3(d) above, with the exclusion of such Seller’s Financial Obligation from Annex 2.3(d) and, consequently, from Annex 5.6; and (ii) should there be any balance after the reduction, the same shall be applied to the Price installments referred to in Sections 2.3(a) and 2.3(c) above, at the rate of sixty-eight per cent (68%) and thirty-two per cent (32%), respectively, without any additional indemnity being due, provided that, in any event, the Controlling Shares delivered upon the Closing shall represent at least fifty-one per cent (51%) of TCOPar’s voting capital. In the event provided for herein, the twenty point thirty-seven per cent (20.37%) referred to in Section 2.2 shall be adjusted to reflect the percentile represented by the Controlling Shares having been actually disposed of.

III. Audit and Contingencies.

3.1 As provided for in the Preliminary Agreement, on January 27, 2003 Purchaser started an accounting, financial, legal, tax and operating audit in TCO and its controlled companies, as well as in all the documents and other elements related to Sellers’ Financial Obligations (the “Audit”). Said Audit shall be carried out in accordance with the usual market practices, Seller being required to make available to Purchaser, within a reasonable time, any and all documents reasonably requested by Purchaser for such purpose.

     With due regard to the procedures provided for in Section 3.2.2 below, by the end of the Audit,

     (a) the Actual Obligations (as defined in Section 2.2 above) shall cause adjustments to be made to the Price in accordance with the provisions of the referred Section 2.2, and

     (b) the contingent obligations, the undisclosed liabilities and the assets shortfall or differences ascertained in the Audit which have not given rise to the Price adjustment under the terms of Section 2.2 and which are defined as Contingencies in Section 4.2 below, shall be the subject matter of the Guaranty, as defined in Section 4.4 below and within the limits provided for therein.

3.2 For the purposes of this Section 3.2 and of Section IV below, the Contingencies shall be ranked as “probable”, “possible” and “remote”, in accordance with their probability of occurrence, and shall be valued at the rate of (i) one hundred per cent (100%) of their estimated loss value for those considered to be probable; (ii) fifty per cent (50%) of their estimated loss value for those considered as possible; and (iii) zero per cent (0%) for those considered as remote. In case, during the course of the Audit, Contingencies may be detected, in an amount ascertained in accordance with the referred ranking parameters, exceeding, either individually or in their aggregate amount, forty per cent (40%) of TCOPar’s total net worth as of December 31, 2002, based on the audited financial statements as of that date (copies of which are included in Annex 2.2 of this Final Agreement), Purchaser shall be entitled either to choose to go ahead with the Purchase, being guaranteed under the terms and with due regard to the limits of this Section III and of Section IV, or to terminate the Purchase, with consequent termination of this Final Agreement and not having, in this case, any obligation whatsoever in connection with the Purchase, including as far as it concerns the purchase of the Controlling Shares or any eventual indemnity by one party to the other. For the purposes of this Section 3.2, if Purchaser shall find out Contingencies the value of which shall exceed the referred percentile of TCOPar’s consolidated net worth and shall wish to exercise its option to terminate the Purchaser, it shall notify Sellers of this fact within the time provided for in Section 3.2.2 and pursuant to Section 13.1 below, indicating the estimated amount and the ranking of each Contingency thus found out, with the respective reasons therefor (the “Notice of Termination”). Upon receipt of a Notice of Termination from Purchaser, Sellers, within the following ten (10) days, shall be also entitled, by notice to Purchaser (i) to abide by the Notice of Termination, in which event this Final Agreement and all other agreements related hereto shall be terminated by operation of law, without this implying Sellers’ agreement to the Contingencies informed by Purchaser in its notice; or (ii) to disagree as to the amount and/or ranking of the Contingency (ies) found out by Purchaser, in which event the parties and their respective Auditors, within ten (10) days counted from the receipt by Sellers of the Notice of Termination, shall make their best efforts to reach an agreement as to the amount in question and the ranking of each Contingency. Sellers’ failure to answer to the mentioned notice within the time provided for above shall mean its agreement with the termination under this Final Agreement. Should Sellers declare their non-agreement and the parties shall be unable to reach an agreement within the mentioned term of ten (10) days, they shall retain the Third Auditor (as defined in Section 2.2), who shall be entitled to sub-contract consultants, lawyers or other independent specialists to provide support to his works and conclusions, in order to finally settle the dispute, within not more than fifteen (15) days after his appointment, and his decision shall be binding upon the parties, and shall be adopted for the purposes of this Section. The parties shall cooperate with the Third Auditor by providing him with all the documents, information and explanations as may be necessary or convenient, in such a manner as to allow the completion of the works within the time provided for herein. Neither party shall be undertaken to indemnify the other party in case this Final Agreement shall be terminated as provided for herein.

3.2.1 Each party shall be responsible for the cost incurred with its Auditors in the review and discussion of the Contingencies for the purposes of this Section. If, based on the Third Auditor’s decision, Contingencies are found out in amounts exceeding, either individually or in their aggregate amount, forty per cent (40%) of TCOPar’s total net worth as of December 31, 2002, based on the duly audited financial statements as of such date, the Third Auditor’s costs shall be fully borne by Sellers; on the contrary, such costs will be borne by Purchaser.

3.2.2 Annex 3.2.2 contains a list of documents and information (“Documents and/or Information”) necessary for ascertaining Contingencies and Actual Obligations for the purposes of this Section 3.2 and of Section 2.2 above, respectively, which shall be complied with within the shortest possible time by Sellers, however, not later than ten (10) days counted as from this date. Purchaser, if wishing to exercise its right to terminate this Agreement under the terms of this Section 3.2, shall send the Notice of Termination to Sellers no later than five (5) business days after the expiration of five (5) business days counted from the delivery by Sellers of the last Document and/or Information requested by Purchaser. Purchaser shall forfeit the referred right if it shall fail to exercise the same within the time set forth herein or if its Audit report is not delivered to Sellers by April 15, 2003, whichever occurs firstly.

3.3 The schedule provided for in Section 3.2 above for request and delivery of Documents and/or Information shall not impair Purchaser’s right to continue with its Audit until the Closing Date, in relation to all other aspects it may deem to be convenient or necessary. However, as from such date, when and if the case may be, requests of information for the purposes of Section 3.2 (and of additional or related explanations) shall expressly contain a statement that the request refers to Documents and/or Information for the purposes of Section 3.2.

IV. Contingencies; Sellers’ and Purchaser’s Responsibilities.

4.1 Sellers, Fixcel and CP are fully, unlimitedly, jointly and severally responsible: (i) for the valid disposal of the Controlling Shares, (ii) for the absence of liens or encumbrances over them, except for the guaranties described in Annex 8.1.2 of this Final Agreement in connection with Sellers’ Financial Obligations (provided that the guaranteed amounts may exceed the amounts of Sellers’ Financial Obligations as indicated in the referred Annex 8.1.2), and (iii) for representations and Guaranties intentionally made in an incorrect manner or purposefully omitted, in Section IX of the Preliminary Agreement (with due regard to the amendments to Annex 6.1(i) of this Final Agreement), in this Final Agreement and/or in any of the Annexes hereto.

4.2 Except for the provisions of Section 4.1 above, Sellers shall indemnify Purchaser and/or TCO for losses effectively incurred by reason of: (i) contingencies and undisclosed liabilities, assets shortfall or differences not duly shown in TCO’s consolidated financial statements as of December 31, 2003; and (ii) undisclosed contingencies and assets shortfalls or differences in relation to the financial statements as of December 31, 2002, save the differences arising out of the regular course of business, the originating event thereof having occurred as from January 01, 2003 until the Closing Date, whether they are known or not by Purchaser or have been disclosed or not to Purchaser at any time, however, in any case, with due regard to the limits and other conditions provided for in Sections 4.3 and 4.4 (“Contingencies”). Should the Contingency be shown in the referred financial statements by means of a provision, the Contingency to be indemnified for to Purchaser shall correspond to the amount of the actual loss that exceeds the provision thus booked. Further, Contingencies to be indemnified for by Sellers under the terms of this Final Agreement shall include all duly evidenced expenses and costs incurred by Purchaser and/or TCO in relation to the Contingencies, including attorneys’ fees and legal costs, with due regard to the proportions set forth in Section 4.3(a), as the case may be.

4.3 Except for losses arising out of the Contingencies provided for in Section 4.1 above, Sellers’ and/or intervening parties’ responsibility for effectively incurred losses arising out of materialization of Contingencies shall be subject to each and all of the following limitations:

     (a) (i) to the amount corresponding to the aggregate loss, where it is directly incurred by Purchaser; and (ii) to the amount corresponding to twenty-eight per cent (28%) of the loss, where it is effectively incurred by TCO;

     (b) to the full amount of the Guaranty balance (as defined in Section 4.4 below), existing on the date the loss is incurred;

     (c) (i) to Contingencies of a tax, social security and labor nature which have already been claimed until the Closing or may be claimed within a term of five (5) years counted from the Closing; and (ii) to Contingencies of other than tax, social security and labor nature, which have already been claimed until the Closing or which may be claimed within one (1) year counted from the Closing; and

     (d) to losses arising out of facts or events occurred after the date of TCO privatization and until the Closing Date, whatever the Contingency nature may be; notwithstanding the foregoing, Sellers declare that, to the best of their Knowledge, all contingencies, undisclosed liabilities, assets shortfall or differences of any nature whatsoever, the originating events thereof having occurred on the date of TCO privatization, are duly shown in the financial statements as of September 30, 2002 and

December 31, 2003, Sellers not being liable, however, for the accuracy and sufficiency of the provisions booked in connection with them.

     4.3.1 For the purposes of this Section 4, claimed Contingencies mean those in relation to which lawsuits or administrative proceedings which may result in an obligation under Sellers’ total or partial responsibility under the terms of this Section 4 were or are filed within the terms provided for in letter (c) of Section 4.3, by whom in law admitted, that is, by the respective creditor, tax or regulatory authority, or another third party having the title to the property or right being claimed. In case the Contingency referred to assets shortfall verified independently from a lawsuit or administrative proceeding filed by a third party holding the right therefor, the claim shall be deemed to be valid if claimed to Sellers by Purchaser itself. Further, valid claims for the purposes of this Section 4 shall be those based on counterclaims filed by or against Purchaser or TCO.

4.4 As guaranty for Sellers’ obligation to indemnify Purchaser and/or TCO for Contingencies which may be incurred under the terms and within the limits of Sections 4.2 and 4.3, Purchaser shall withhold the amount of fifty million reais (R$50,000,000.00), arising out of the Price installment provided for in Section 2.3(b), which shall be used for paying the referred obligations under Sellers’ responsibility and shall constitute the maximum limit of such obligation, the balance to be released as follows (the “Guaranty”):

     (a) by the end of the first year counted from the Closing, the Guaranty balance, including income accrued on such balance corresponding to the average variation of the CDI added by interests of one per cent (1%) per year, which income shall accrue throughout the period in which the Guaranty shall be in force, less: (i) the amount of ten million reais (R$10,000,000.00) (including the income related to such amount) which shall be withheld by way of Guaranty, and which shall continue bearing income as above indicated until the end of the fifth year counted from the Closing; and less (ii) the amounts of Contingencies already claimed by whom in law admitted which are under Sellers’ responsibility, which shall remain withheld as Guaranty without limit as to time and shall be released upon being settled in accordance with letter (c), below;

     (b) by the end of the fifth year counted from the Closing, all the balance of funds withheld as Guaranty shall be released, except for those funds required for the settlement of Contingencies already claimed and still outstanding, as referred to in Section 4.4(a)(ii) above;

     (c) For purposes of release of funds withheld as Guaranty, a Contingency will be deemed to have been settled at the time of its payment, or if the Contingency may not be any longer demanded on a legal basis, whether by reason for a final, non-appeallable judgment rendered favorably, as the case may be, to Sellers or to TCO, or by reason of the statute of limitations or lapse, or of any other legal provision finally dismissing the Contingency.

4.4.1 Until the maturity date of the Price installment provided for in Section 2.3(b), the Price installments and their respective income up to then outstanding and released from the

Guaranty shall be represented by a promissory note(s) issued by Purchaser in the form of Annex 2.3.1, whereby it shall acknowledge its unconditional obligation to pay the amount of the released Price installment, added by the respective income, on its maturity date. As from such maturity date, the released amounts of the Guaranty and respective income shall be paid to Sellers on the release date in accordance with the provisions of Section 2.7 above. The default in the payment of the amounts owed to Sellers hereunder shall subject Purchaser to the penalties resulting from the default in the payment of the Purchase Price, as set forth in Section 2.4 above.

4.5 For ascertaining the amounts of the Contingencies, as provided for in items “a” and “b” of Section 4.4, both those already claimed and those not yet claimed on the Maturity Date but which may be subsequently claimed within the above mentioned time frames, arising out of facts or events occurred after the TCO privatization date and before (and including) the Closing Date, the same procedure described in Sections 3.2 and 3.2.1 shall be adopted, with due regard to the following provisions: (i) Purchaser shall send Sellers its report containing its Auditors’ opinion as to the amount and ranking of each Contingency subject to the Guaranty within not more than sixty (60) days counted from the Closing Date and, also, a review and updating of such opinion until not later than ninety (90) days before the dates of each Guaranty release, without prejudice to the possibility of supplementing or amending the referred report by reason of Contingencies which may be claimed during the referred period of ninety (90) days and/or change of ranking justified by a relevant fact occurring after the delivery of the report and before the end of the period of ninety (90) days in question; (ii) The estimated amounts, as well as the respective ranking as for the probability of realization, related to the Contingencies represented by lawsuits and administrative proceedings indicated in Annex 4.5 of this Final Agreement, shall not be changed, save if, as from this date, a new event shall occur which, due to its relevant and material nature, shall justify a review of such amounts and/or ranking, it being certain that, should there be any divergence between the parties as to the materiality or relevance of the fact that may justify the referred review, such matter shall be submitted to evaluation by the Auditors of the respective parties and, if the case may be, to the decision of the Third Auditor, in accordance with the procedures provided for in the referred Sections 3.2 and 3.2.1.

4.6 As long as there will be any withheld balance as Guaranty of Contingencies, Purchaser or TCO shall deliver to Sellers, within not more than 30 days counted from the base dates of 12/31/03/31/06/30 and 09/30, the first of them to be delivered being that referring to base date of 06/30/2003 and as from them successively, a report containing update information about (i) the status of the Contingencies subject matter of an administrative proceeding or lawsuit, (ii) new contingencies claimed by whom in law admitted in the period and which fall within the Contingencies subject matter of the Guaranty; and (iii) the updated balance of the Guaranty, the Contingencies subject matter of the Guaranty and the respective amounts in connection with it, subject to review on each date of release of the Guaranties in accordance with Section 4.5 above.

4.7 For the purposes hereof, any and all claim filed by a third party within the time frames set forth in Section 4.3, as applicable, which may constitute a Contingency, shall hereinafter be called as “Third Party Claim”.

     (a) Should the Third Party Demand relate to a TCO’s Contingency, subject to the limitations and conditions provided for in Section 4.3, it is hereby agreed that the conduction of the cases shall be in charge of TCO, which shall defend them towards obtaining the best results for TCO’s interests. Purchaser shall notify Sellers, in writing, as provided for in Section 13.1, about any Third Party Demand filed as from the Closing, providing a copy of the documents which have been sent to it, not later than five (5) business days before the expiration of the legal term for filing of the respective defense or legal remedy, Sellers being undertaken to keep such documents and information confidential. Sellers shall be entitled to appoint, at their own expense, their own attorneys for purpose of following-up the work to be conducted by the attorneys appointed by TCO for the defense of the Third Party Claim, without, however, taking part in the respective lawsuit / administrative proceeding. TCO shall provide Sellers’ attorneys with copies of the main case records referring to the Third Party Claim. The defenses of the Third Party Claim in course on this date, the subject matter thereof being TCO’s Contingencies, shall continue being defended by TCO, without prejudice to Sellers’ right to follow-up the progress of the respective lawsuits or proceedings. TCO and/or Purchaser may not enter into agreements relating to the Third Party Claim subject matter of this Section without Sellers’ prior written consent; in case any agreement may be entered into by TCO and/or Purchaser without Sellers’ prior written consent, such fact will fully discharge Sellers from any obligation or responsibility whatsoever in relation to the Contingency subject matter of such Third Party Claim.

     (b) Should the Third Party Claim relate to an obligation indemnifiable by Sellers under the terms or by reason of this Agreement, not falling within the cases provided for in letter (a) above, Purchaser shall notify Sellers about such Third Party Claim, in writing, as provided for in Section 13.1, providing a copy of the documents which may have been sent to it, as well as any information held by it (or by TCO) which may help preparing Sellers’ answer, before the lapse of (i) one half (1/2) of the legal term for the filing of the respective defense or applicable remedy, or (ii) five business days, whichever occurs firstly. The failure to comply with the obligation to notify as provided for herein by reason of an act or failure to ct ascribable to Purchaser or to the respondent shall imply full discharge of Sellers in relation to the referred Third Party Claim, except if Sellers shall, by summons or service of process made by whom in law admitted, become aware of the Third Party Claim on an independent basis. Once the notice provided for herein is received, Sellers shall be entitled to decide as for the step to be taken in relation to the respective Third Party Claim, and shall notify Purchaser, at least one third (1/3) before the expiration of the term for filing of the respective defense, informing whether the Third Party Demand shall be discussed within an administrative or judicial scope by Sellers, on behalf of the respondent. In the event of absence of a timely answer from Sellers as for the assumption of the Third Party Claim, the respondent may undertake the defense of the Third Party Claim, without prejudice to Sellers’ right to follow-up the progress of the respective lawsuit or proceeding. In case they shall choose to discuss the Third Party Claim on a judicial or administrative basis, Sellers shall appoint, in their notice to Purchaser, the counsel in charge for representing the respondent in the Third Party Claim (who may be refused by the respondent, with the due reasons therefor), the respondent being required to provide such counsel with the power of attorney and/or other documents necessary for the due judicial or administrative representation.

4.8 Purchaser is irrevocably and irreversibly required to defend, indemnify and hold Sellers harmless in relation to any and all losses, claims and demands (including attorneys’ fees and legal costs) incurred by Sellers as a result of: (i) any inaccuracy in Purchaser’s representations and Guaranties made hereunder, or any breach of such representations and Guaranties; and/or (ii) the default, either partial or total, in any Purchaser’s obligations or agreements hereunder, or in any document or instrument relating to this Agreement.

4.9 Reimbursement of Contingent Assets. The parties agree that Sellers shall be reimbursed, within the terms provided for below, in the proportion of twenty-eight per cent (28%) of the respective amount, for Contingent Assets (below defined), which may materialize after December 31, 2002. Sellers’ right in relation to Contingent Assets shall be limited to the total amount of fifty million reais (R$50,000,000.00), which shall represent Purchaser’s maximum obligation to reimburse the amounts provided for herein to Sellers. For the purposes hereof, “Contingent Assets” are (i) rights, including credits, provided for in Annex 4.9 of this Agreement; and (ii) the amounts provisioned on account of Contingencies in TCOPar’s financial statements as of December 31, 2002 which, by reason of a final, non-appeallable court decision, are not materialized. Credits arising out of Contingent Assets materialized through their effective receipt of use by TCO, including, if the case may be, through (i) the rendering of a final, non-appeallable court decision or final settlement discharging Purchaser and/or TCO from liability, and/or (ii) the funds in question being made available through their receipt by Purchaser and/or TCO or by means of the right to use the amounts corresponding to the income arising from other debts, shall be paid to Sellers, as provided for in Section 2.7 above, in up to twelve (12) months as from their materialization, in available funds, added by the income corresponding to the variation of the CDI plus interests of one per cent (1%) per year, calculated since the respective materialization date until the date of their effective payment. The default in the payment of the amounts owed to Sellers on the maturity dates provided for herein shall subject Purchaser to the same penalties arising out of default in the payment of the purchase Price, as set forth in Section 2.4 above. The status of actions and lawsuits referring to Contingent Assets, if any, as well as the receipt of other credits generating Sellers’ right to reimbursement as provided for herein, shall be informed to Sellers together with the information required under the terms of Section 4.6 above.

V. Additional Rights and Obligations of the Parties and Controlled Parties.

5.1 Upon Closing, Seller Bid (or its successor) and Purchaser shall separately enter into an agreement for assignment of rights and obligations, whereby Seller Bid shall assign to Purchaser, as of the Closing Date, its rights to subscribe shares by virtue of the capitalization of the special premium reserve recorded in TCO as per Instruction CVM

319/99, relating to the tax benefit not yet earned and, in consideration for such assignment, Purchaser shall pay Seller Bid, as of the Closing Date, the amount of twenty-two million reais (R$22,000,000.00), added by the income corresponding to CDI plus interests of two per cent (2%) per year, calculated as from January 15, 2003 until the date of its payment, in immediately available funds. The default in the payment of the amount owed to Seller BDI under the terms hereof shall subject Purchaser to the same penalties arising out of default in the purchase Price, as provided for in Section 2.4 above.

5.2 Purchaser is hereby committed, either directly or through TCO, to continue with the social nature projects listed in Annex 5.2, including those administered by the Ayrton Senna Institute, for a minimum period of three (3) years counted from the Closing Date, in accordance with the investment terms described in the same Annex 5.2, the obligation herein undertaken by Purchaser, in relation to such projects, being in the amount equivalent to three million and five hundred thousand reais (R$3,500,000.00) per year, which amount shall be added, as from January 15, 2003, by an amount corresponding to the variation in the General Prices Index – IGPM of the Getúlio Vargas Foundation until the dates of the respective payments.

5.3 TCO shall continue being managed by its controlling shareholders, and its business regularly conducted until the Closing Date, and no transactions strange to the regular course of business of TCO shall be conducted, Sellers and their controlling shareholders being committed to cause TCO to comply with such commitment. As long as the Closing shall not have occurred, Sellers shall also cause TCO, its officers and controlling shareholders to meet the basic managing guidelines provided for in common agreement by the parties in the Action Plan subject matter of Annex 5.3 of this Final Agreement. Without prejudice to the foregoing, Sellers are committed to cause TCO to comply with the provisions of the Action Plan, and not to perform the below listed acts, without first obtaining Purchaser’s prior and express consent, in writing, which consent shall not be unreasonably denied or refused.

(i)	to introduce any change to its articles of incorporation;

(ii)	to grant or revoke powers of attorney, excepted those granted or revoked in the regular course of TCO’s business;

(iii)	to transfer, dispose of, pledge, mortgage, encumber or otherwise assign or dispose of any TCO’s assets in an amount exceeding, in one sole transaction or series of transactions of the same nature, ten million reais (R$10,000,000.00);

(iv)	to grant loans, credits or otherwise grant finance, (including granting of guaranties) to any third party other than between TCOPar and/or TCO’s Controlled Companies, except in the regular course of their respective businesses;

(v)	to involve TCO in corporate reorganizations (such as merger, spin-off or amalgamation);

(vi)	to change TCO’s corporate object or main activity;

(vii)	to start any procedure aiming at filing a petition in receivership (“concordata”) or bankruptcy of TCO;

(viii)	to increase or reduce TCO’s capital, as well as to issue any kind of securities granting rights to subscription of shares or which may be convertible into shares, except by virtue of a legal requirement;

(ix)	TCOPar shall purchase or sell, either directly or indirectly, its own shares, or sell, either directly or indirectly, shares in the capital stock of TCO’s Controlled Companies; and

(x)	to declare or effect, or agree to be declared or effected, any payment of dividends (except as provided for in Section 5.9 or by legal or statutory requirement) or distributions of any properties of any nature to its shareholders, nor purchase or redeem, or agreed to the purchase or redemption, of any part of the shares in its capital stock.

5.3.1 As from this date, Sellers shall inform and obtain Purchaser’s prior written consent for the performance, by TCO, of any of the following acts, which consent shall be unreasonably denied or refused (the performance of any such act being deemed as authorized in the event of Purchaser’s failure to voice its answer within three (3) business days counted from the receipt of the respective authorization request):

(i)	execution of any agreement with third parties (considering each transaction individually or a series of related transactions): (a) which is beyond the regular course of TCO’s business (rescheduling and rollover of debts already existing on 12/31/2002 being expressly deemed as regular course of business); or (b) the total amount of the obligations undertaken and/or payments due during the effective term of the referred agreement is equal to or higher than ten million reais (R$10,000,000.00) (except for the provisions in the Capex contained in the Action Plan attached hereto as Annex 5.3 and the debt rescheduling and rollover already existing on 12/31/2002); or (c) which is not contemplated in the Capex provided for in the Action Plan attached hereto as Annex 5.3 (except for debt rescheduling and rollover already existing on 12/31/2002); or (d) the conditions of which are not compatible, in each case, with at least the ones currently performed by TCO in similar transactions or with applicable market conditions;

(ii)	purchase of third parties’ assets in an amount exceeding ten million reais (R$ 10,000,000.00), except if the purchase is agreed to in the regular course of TCO’s business (which includes purchase of cellular telephones) or which is contemplated in the Capex provided for in the Action Plan attached hereto as Annex 5.3 and, in each case, if its conditions are compatible with at least those currently performed by TCO in similar transactions or with the applicable market conditions;

(iii)	execution of new agreements and/or renewal, amendment or extension of the effective term of any agreement with related parties, under more disadvantageous conditions for TCO than those until then in effect in agreement of the same nature or in relation to the agreement to be renewed, amended or extended (except if the changes are compatible with the then current market conditions), or for a term of more than twelve (12) months, provided that agreements with related parties shall mean any agreement entered into between TCO, on the one side, and its shareholders (direct or indirect) and/or its officers, or any individual or legal entity related thereto, on the other side; and

(iv)	granting of benefits or improvements in the working conditions of any officer or employee holding a relevant position in TCO, including possible severance pays, as well as granting of loans to employees, save those already granted pursuant to Annex 8.1.13 and those which may be granted in the regular course of TCO’s activities and which, either individually or in the aggregate amount, shall involve a value of ten million reais (R$10,000,000.00) or more.

5.4. In relation to the agreements in which the transfer of control of TCOPar and of each of TCO’s Controlled Companies shall cause the acceleration of the debt or termination or and adverse effect as far as its terms and conditions are concerned, Sellers have requested, pursuant to the letters attached hereto as Annex 5.4, specific permission to effect the transfer of the Controlling Shares, without the occurrence of early maturity of the debt, contract termination or adverse change to debtor of its terms and conditions, as the case may be, as well as to make their best efforts to obtain, before the Closing, the referred permissions. In order to avoid doubts, the Parties agree that obtaining such permissions is not a condition precedent for the Closing.

5.5 Each of the Sellers is hereby irrevocably and irreversibly committed, by itself, directly or indirectly through any other individual or legal entity, to refrain itself, as well as it is committed to cause its controlled companies, their respective partners and officers to refrain themselves, for a period of two (2) years counted from the Closing Date, from (i) requesting, soliciting, persuading or inducing any officer or employee occupying a relevant position in TCO on the date of the Preliminary Agreement to establish any employment or similar relation with any third party holding a concession for providing telecommunication services of Cellular Mobile Service or Personal Mobile Services modes, in the same areas in which TCO currently provides telecommunication services, and (ii) requesting, soliciting, persuading or inducing any subscriber to terminate, reduce or fail to renew or extend its agreements or other relations with TCO, in order to become a customer or enter into any agreement or other relationship of such a nature with a third party holding a concession for providing telecommunication services of Cellular Mobile Service or Personal Mobile Service modes, in the same area in which TCO currently provides telecommunication services. Sellers shall be liable for losses and damages incurred by TCO as a result of any default in the obligations provided for herein.

5.6 Sellers and Purchaser shall make their best efforts to renegotiate Sellers’ obligations (as well as the obligations of other companies under common control with Sellers) with third parties, as described in detail in Annex 5.6 of this Final Agreement, as of base date January 15, 2003, as amended since January 15, 2003 until March 17, 2003, which Annex 5.6 contain, also, copies of the agreements providing for such obligations (“Sellers’ Financial Obligations”), in more favorable conditions than those currently in effect and, for such purpose, the parties shall cooperate between themselves and shall act jointly as regards the respective creditors. Purchaser and Sellers agree that the Price installments provided for in Section 2.3(d) are intended for full settlement of Sellers’ Financial Obligations, in the same amount and added by the respective charges, as described in Annex 5.6, and in its appendixes and amendments made until the Closing Date, as well as, if so indicated in the referred Annex 5.6 and in its appendixes and amendments, the amounts advanced by Sellers (and/or companies under common control with Sellers) to the respective creditors since January 15, 2003 until the Closing Date. Any and all changes to the payment terms and conditions of Sellers’ Financial Obligations which may be adjusted until the Closing Date with the respective creditors or third parties refinancing the same Sellers’ Financial Obligations, with due regard to the procedure provided for in Section 5.6.1, shall cause the forthwith and corresponding change to the terms and conditions provided for in Annex 5.6. It is certain and agreed that, with due regard to the procedure provided for in Section 5.6.1 for validation of such amendment, each referred change to Annex 5.6 in relation to the terms and conditions applicable to Sellers’ Financial Obligations shall cause an equivalent and immediate change to the payment conditions (including payment term and income) of the corresponding Price installment set forth in Section 2.3(d), with the consequent amendment to Annex 2.3(d) of this Final Agreement.

5.6.1 Sellers shall inform, by written notice to Purchaser, at least three (3) business days in advance to the maturity date of Sellers’ Financial Obligations occurring before the Closing Date, the terms and conditions, including maturity date and applicable charters, of the proposed renewal or of the contracting of a new obligation in substitution for the outstanding Sellers’ Financial Obligation, provided that the proposed charges may be changed, within the conditions indicated in the same notice, until the business day immediately preceding the renewal date or the date of the new contract. Within three (3) business days before the maturity date of Sellers’ Financial Obligation in question, Purchaser may, at its discretion, upon written notice to Sellers (i) accept the renewal or new contracting proposed by Sellers, or (ii) propose an alternative renewal or new contracting, which, if more advantageous to Sellers, shall be accepted by them, with the consequent automatic change to Annex 5.6 and to Annex 2.3(d) of this Final Agreement, based on the effected renewal or contracting, as proposed by Sellers or by Purchaser, as the case may be. If Purchaser shall fail to answer within three (3) business days before the maturity date of Sellers’ Financial Obligation, it will be understood that Purchaser has accepted, for all purposes, the proposal made by Sellers in their notice, pursuant to item (i) hereof. If, notwithstanding Sellers’ and Purchaser’s efforts, Sellers are unable to obtain a refinancing and/or new finance in substitution for Sellers’ Financial Obligation due before the Maturity

Date, Annex 5.6 and, consequently, Annex 2.3(d), shall be amended in order to consider, for the purposes of this Final Agreement, such past due Sellers’ Financial Obligation as if the same were due on the Closing Date, added by interests and applicable charges until the Closing Date, under the terms of the referred Annex 5.6.

5.7 As from this date, Sellers shall make their best efforts before the creditors of Sellers’ Financial Obligations guaranteed by the Controlling Shares, as indicated in Annex 8.1.2, in such a manner as to replace such guaranty by a personal guaranty to be granted by Purchaser (without, however, any kind of financial support by Purchaser’s direct or indirect controlling shareholders) upon the Closing, through release of the encumbered Controlling Shares. In case such release is not possible, Sellers shall indemnify Purchaser in case it may be deprived of the possession of the Controlling Shares as a result of a default by Seller or by the entities listed in Annex 8.1.2, not attributable to Purchaser.

5.7.1 Upon the occurrence of any Sellers’ Financial Obligation guaranteed by Controlling Shares, and the Price installment owed by Purchaser in connection with such same Sellers’ Financial Obligation is not enough to fully settle Sellers’ obligation, Purchaser shall be entitled, on the maturity date of the Price installment provided for in Section 2.3(a) above, withhold the amount of such Price installment falling short for the full settlement of Seller’s financial obligation in question, which guaranty shall last until its payment and consequent release of the referred Controlling Shares. In the event of foreclosure of the guaranty represented by the Controlling Shares, Purchaser shall be entitled to use the withheld portion of the Price to pay and, thus, release the Controlling Shares. The amount withheld in guaranty, as herein provided for, shall continue being added by the variation of the CDI plus two per cent (2%) per year, until its effective payment to Sellers or use for release of the Controlling Shares, as the case may be. Upon the cancellation of the existing liens over the Controlling Shares, Purchaser shall issue a statement confirming the release of the Price installment provided for in Section 2.3(a) above in relation to the provisions hereof.

5.8 Upon the Closing of this Final Agreement, Purchaser (without any kind of financial support by Purchaser’s direct or indirect controlling shareholders) shall present letters of Personal Guaranties for each of Sellers’ Financial Obligations described in Annex 5.6 and in its appendixes and amendments, of this Final Agreement, as in effect on the Closing Date, in the form of Annex 5.8, in order to jointly and severally guarantee, waiving the benefit or order, the payment of Sellers’ Financial Obligations (the “Personal Guaranties”). The final form and contents of the Personal Guaranties shall be agreed on a case-by-case basis, with the respective financial creditors and, if necessary, rendered adequate to the standards requested by them, provided that such adequation does not represent any additional burden or charge for Purchaser to the extent it refers to the guaranteed amount and charges applicable thereto. It is hereby agreed that the payments of the referred Price installments provided for in Section 2.3(d) shall, except as otherwise agreed by the parties, upon written notice delivered to Sellers two (2) business days before the respective maturity dates, be made directly by Purchaser to the respective creditors, on the respective maturity dates, on Sellers’ account and order to the benefit of the respective debtor, in such a manner that, after each of such payments is effected, nothing else is owed by Seller or its controlled companies as a result of Sellers’ Financial Obligations thus paid. Should the creditor not agree as to the amount due and refuse to receive the payment provided for herein, the amount of the Price referring to Sellers’ Financial Obligation in controversy shall be deposited in an account held jointly, however not severally, by Seller Bid (or its successor) and Purchaser, opened with a financial institution selected by Purchaser and by Seller Bid and invested in investments deemed as low risk of loss of principal, as per the instructions of same Seller Bid (the “Escrow Account”), it being certain that the funds shall remain in deposit in the Escrow Account until the final decision of the dispute, at which time they will be either used for the payment of Sellers’ Financial Obligation in controversy or released to Sellers, in case Sellers’ Financial Obligation shall be settled by Sellers through other means. The deposit in the Escrow Account or the adoption of another procedure agreed to between the parties shall constitute, for the purposes of this Final Agreement, the full compliance by Purchaser of the obligation to pay the corresponding installment of the Price. Exclusively in this case of dispute as to the amount due, in case the Debt creditor shall proceed to the foreclosure of the personal guaranty granted by Purchaser under the terms of this Section 5.8, Sellers shall take all the required actions for the defense of such foreclosure, it being certain that Purchaser shall consign in court the amount of the Price installment in question, being discharged from the obligation to pay such installment, it being Sellers’ and/or the debtor’s entire responsibility to conduct the respective proceeding and to bear all the costs in connection with the same, including attorneys’ fees, as well as eventual differences as may be awarded against it by court. In the event Purchaser shall effect payments under the terms of the Personal Guaranties, subrogating itself of the creditors’ rights to Sellers’ Financial Obligations, Sellers’ obligations to Purchaser arising out of the subrogation shall be immediately and automatically offset by Purchaser’s payment obligations, as provided for in Section 2.3(d). For the purposes hereof, Purchaser shall obtain all corporate authoriz ations required for granting the Personal Guaranties upon Closing.

5.9 Dividends and interests on the net equity declared or credited by TCOPar and not yet paid until this date total ninety-three million, four hundred and ninety-eight thousand, six hundred and forty-three reais and sixty-nine cents (R$93,498,643.69), as approved in the minutes of TCOPar’s Board of Directors numbers 162, 179 and 180. The parties agree that the date for the financial settlement of dividends and interests on TCOPar’s net equity referring to fiscal year 2002 shall be no later than June 30, 2003. In case on the referred date the Closing shall have already taken place and effective control of TCOPar shall have already been transferred to Purchaser, including in relation to its management, and if Purchaser shall not have caused the referred dividends to be paid to Sellers on that date, provided that such delay may be ascribable to Purchaser, Purchaser shall be undertaken to pay to Sellers the due and unpaid amount, added by default fine corresponding to (i) two per cent (2%), if the delay shall last more than five (5) days and less than thirty (30) days, or (ii) twenty per cent (20%), if the delay is of thirty (30) days or more, without prejudice to the income corresponding to the average daily variation of the CDI plus two per cent (2%) per year, calculated on the amount of the dividends payable to Sellers, since June 30, 2003 until the actual payment thereof.

5.10 Sellers shall deliver to Purchaser, as of the Closing Date, the letters of resignation of the members of the TCO’s Board of Directors, in the form of Annex 2.6(a)(ii)I, and shall cause TCO to previously call a General Shareholders Meeting (provided that Purchaser shall request such calling on a timely basis) and a Board of Directors Meeting, to be held on the Closing Date, for election, by Purchaser and by the directors elected by it, as the case may be, of the new directors and officers (members of the Board of Directors and of the Board of Executive Officers). In the event, for any reason, such General Shareholders Meeting may not be held on the Closing Date, as provided for above, Sellers shall deliver to Purchaser, at such time, letters of resignation of the members of TCO’s Board of Directors appointed by Purchaser, in the form of Annex 2.6(a)(ii)II, through which the resigning members undertake the commitment, for a period not to exceed fifteen (15) days counted from the Closing Date (i) to remain in their offices until the actual holding of the referred General Shareholders Meeting that will elect the new members in substitution for the resigning members; (ii) to elect, on the Closing Date, the members of TCO’s Board of Executive Officers as may be appointed by Purchaser; and (iii) to vote at TCO’s Board of Directors Meeting attended by them, until being replaced, in the manner as may be indicated in writing by Purchaser and always to TCO’s best interest, Purchaser being required to indemnify and hold Sellers and the referred members of the Board of Directors harmless from any responsibility arising out of the votes given in accordance with Purchaser’s instructions, and Sellers shall indemnify and hold Purchaser and its directors and officers harmless from any responsibility arising out of votes given by the referred members of the Board of Directors differently from the instructions received from Purchaser.

5.11 Sellers shall, on the Closing Date, cause the Management Agreements or technical and/or administrative support agreements entered into between TCO and its direct or indirect controlling shareholders (the “Management Agreements”) to be terminated, through execution of instruments of termination or release, whereby TCOPar and TCO’s Controlled Companies shall give the contractors and the latter, against payment, exclusively, of the compensation owed to them under the terms of the Management Agreements, calculated pro rata temporis until the Closing Date, shall give TCOPar and TCO’s Controlled Companies, full, general, irrevocable and irreversible release, confirming to have nothing else to claim ones from the others by reason of the full performance of their respective obligations provided for in the Management Agreement, as well as that nothing is due by either party to the other by reason of the earlier termination herein provided for, to which Purchaser expressly agrees.

5.12 Sellers and Purchaser shall present (and shall cause TCO to present), not later than five (5) business days counted from the date of this Final Agreement, the request for ANATEL’s consent to the transfer of the Controlling Shares representing TCOPar’s capital stock to Purchaser, and shall make their best efforts to obtain, as soon as practicable, the regulatory authorizations necessary for the closing of the transactions contemplated under this Final Agreement. In this same manner, the parties are undertaken to agree previously to their presentation upon the contents of any notices or petitions sent to the Brazilian applicable regulatory authorities, namely, CVM, Anatel and CADE.

5.13 As from this date and until the Closing Date, Sellers shall be required to: (i) carry out the necessary arrangements for Purchaser and its representatives and consultants to have access to TCO’s premises, staff and files (including corporate and accounting books), within regular business hours of their offices, upon prior request, in writing (which may be sent by fax or letter against receipt), at least 48 hours in advance; (ii) cause TCO to provide Purchaser and its representatives all the information relating to TCO’s business which Purchaser may reasonably request; and (iii) cooperate and cause TCO to cooperate during the performance of the Audit mentioned in Section 3.1 above, making available to Purchaser and its representatives all the information Purchaser may reasonably request as may be necessary or convenient to the performance of the mentioned Audit, provided that, in any case, the referred access, supply of information and cooperation shall not interfere with TCO’s regular operations.

5.14 As from the execution of this Final Agreement and until the Closing Date, the parties are undertaken to take all actions and to execute all documents necessary for the implementation of the obligations and commitments undertaken herein.

VI. Conditions Precedent to the Closing.

6.1 Conditions to Purchaser’s Obligation: Purchaser shall be under no obligation to perform the transactions contemplated under this Final Agreement unless the following conditions precedent shall have been fulfilled and verified, either before or on the Closing Date (without prejudice to Purchaser’s right to waive any of the referred conditions):

(a)	evidence, upon delivery to Purchaser, of a statement issued by the financial institution acting as trustee for TCOPar’s shares, that Sellers or Sellers’ successors indicated in Section 17.1 below are holders of, at least, sixty-four billion, four hundred and eighty-one million, two thousand, four hundred and thirty-six (64,481,002,436) common shares in TCOPar, representing fifty-one per cent (51%) of TCOPar’s voting capital;

(b)	effective migration of the Cellular Mobile Service providers belonging to the TCO Group to the Personal Mobile Service, with consequent execution and publication of the Instruments of Authorization for Rendering Personal Mobile Services by the referred providers;

(c)	obtaining prior approval from the necessary applicable government agencies, namely, ANATEL’s consent for the transfer of the Controlling Shares representing TCOPar’s capital stock to Purchaser;

(d)	performance, by Sellers, of all their obligations hereunder, including fulfillment, by TCO and its controlling shareholders, of the Action Plan for managing TCO, which is the subject matter of Annex 5.3, between this date and the Closing Date, as well as fulfillment of the conducts mentioned in Section 5.3 of this Final Agreement;

(e)	performance and conclusion of the Audit for the purposes of Section 3.2 of this Final Agreement, with due regard to the procedures and time frames provided for in Section 3.2.2 above;

(f)	effecting, if any, the adjustment to the Price by reason of the Actual Obligations, in accordance with the terms, deadlines and conditions set forth in Section 2.2;

(g)	the occurrence of the Closing not later than May 15, 2003, with due regard to the provisions of Section 6.3 below;

(h)	the non-occurrence until the Closing Date of any Material Adverse Change, as defined in Annex 6.1(h) of this Final Agreement, with due regard to the provisions of Section 6.4 below;

(i)	the minimum indicators contained in items “a”, “c”, and “d” of Annex 6.1(i) of this Final Agreement being confirmed as true on December 31, 2003, and on the Preliminary Agreement date; and

(j)	Sellers’ representations and Guaranties contained in Section 8.1 of this Final Agreement or in its respective Annexes being true, in their material aspects, on the date of this Final Agreement, and Sellers’ Representations and Guaranties contained in Sections 8.1.1, 8.1.2, 8.1.3, 8.1.4, 8.1.5, 8.1.6 and 8.1.7 of this Final Agreement or in its respective Annexes being true, in their material aspects, on the Closing Date as if they had been made as of the Closing Date, except for changes arising out of the regular course of TCO’s business.

6.2 Conditions to Sellers’ Obligations: Sellers shall be under no obligation to perform the transactions contemplated under this Final Agreement unless the following conditions precedent shall have been fulfilled and verified, either before or on the Closing Date (without prejudice to Seller’s right to waive any of the referred conditions):

(a)	delivery, by Purchaser, of the Personal Guaranties provided for in Section 5.8 above;

(b)	obtaining the prior approval from the necessary applicable government agencies, namely, ANATEL’s consent to the transfer of the Controlling Shares representing TCOPar’s capital stock to Purchaser;

(c)	performance, by Purchaser, of all its obligations hereunder; and

(d)	Purchaser’s Representations and Guaranties contained in this Final Agreement or in its respective Annexes shall be true, in their material aspects, on the Closing Date as if they had been made as of the Closing Date.

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6.3 The parties are undertaken to make their best efforts for the Closing to occur as soon as possible after the execution of this agreement. The parties are required to effect the Closing on the fifth (5th) business day counted from the date on which the occurrence (or waiver by the party entitled to do so) of all the conditions precedent set forth in Sections 6.1 and 6.2 shall have occurred. Should the implementation of any of the conditions precedent mentioned in Section 6.1 above not be complied with (or waived by Purchaser) by May 15, 2003, Purchaser shall be entitled to terminate this Final Agreement, upon notice to Sellers within the subsequent twenty (20) days as provided for in Section 13.1 below, as from which date Sellers shall cease to have any obligation of selling the mentioned Controlling Shares, whereby this Final Agreement shall become null and void, provided that Purchaser shall not be entitled to claim termination of this Final Agreement by reason of non-compliance with any of the conditions precedent mentioned in Section 6.1 the compliance of which is subject to Purchaser’s discretion or for which non-compliance Purchaser may have contributed in a relevant manner. Both Sellers and Purchaser shall be entitled to demand, upon specific performance, the compliance with the obligation not fulfilled by the other party and, consequently, the performance of the Closing under the terms of this Agreement, without prejudice to the indemnity it may be entitled to for losses and damages suffered by reason of the default. In order to avoid any doubt, Purchaser’s waiver of its right to terminate this Final Agreement on May 15, 2003 in the form and for the reasons mentioned above, shall not prejudice its right to demand from Sellers the fulfillment of their obligations provided for in this Final Agreement or the compliance with any of the conditions precedent to the Closing, as set forth in Section 6.1 above.

6.4 Upon the occurrence of any Material Adverse Change as from this date, Purchaser shall have twenty (20) days counted from such occurrence to notify Sellers, in writing, of its decision to waive, or not, the condition precedent in question. In case Purchaser dos not exercise the right herein set forth in relation to a Material Adverse Change within the referred period, it will not be allowed to do so afterwards in relation to this same Material Adverse Change, it being understood, for all purposes and effects, that Purchaser has waived such condition. The provisions set forth in this Section 6.4 shall not impair Purchaser’s right to exercise its rights provided for in Section 6.1(h) above (or waive the same) in relation to (a) any new Material Adverse Change of another nature which may occur in the future; and (ii) a same Material Adverse Change of the same nature of the one having been waived under the terms hereof, in case the same shall occur again in a proportion at least twenty per cent (20%) higher than the one originally provided for in Annex 6.1(h), which rights, in any circumstance, may be exercised within twenty (20) days from the occurrence of the respective event, as initially provided for herein.

6.5 On the first business day following the date of the occurrence (or waiver by the party having the right to do so) of all the conditions precedent provided for in Sections 6.1 and 6.2 above, the parties shall execute and send to the trustee institution in charge for the bookkeeping of TCOPar’s shares an instruction for blockade of the Controlling Shares to be disposed of to Purchaser, which shall not be cancelled unless upon the Closing, as provided for in Section 2.6 hereof.

VII. OPA.

7.1 Purchaser shall, at its sole expenses and risk, effect the public offer for purchase of common shares held by TCOPar’s minority shareholders, in compliance with art. 254-A of the Brazilian Corporations Acts.

VIII. Representations and Guaranties.

8.1 Sellers, Fixcel and Splice (hereinafter jointly referred to as “Declarants”) hereby represent and warrant to Purchaser, without any restrictions whatsoever, that the following representations and Guaranties are true as of this date. Same representations and Guaranties shall be understood as repeated and ratified on the Closing Date in relation to the referred date, except for changes arising out of the regular course of TCO’s business:

8.1.1 Capital Stock and Ownership of the Controlling Shares.

     (a) TCOPar’s total capital stock comprises, exclusively, three hundred and seventy-nine billion, two hundred million, thirty-six thousand, five hundred and eighty-two (379,200,036,582) shares, represented by one hundred and twenty-six billion, four hundred and thirty-three million, three hundred and thirty-eight thousand, one hundred and nine (126,433,338,109) voting common shares and two hundred and fifty-two billion, seven hundred and sixty-six million, six hundred and ninety-eight thousand, four hundred and seventy-three (252,766,698,473) non-voting preferred shares, all of them without face value, validly issued, fully subscribed and paid-up, which position shall remain valid and unchanged until the Closing Date. On this date, Sellers are the owners of seventy-three billion, five hundred and twenty-nine million, six hundred and ten thousand, three hundred and ninety-six (73,529,610,396) common shares, representing 58.1568% of TCOPar’s voting capital; on the Closing Date, Sellers shall, with due regard to the provisions of Section 2.8 above, be the owners of seventy-seven billion, two hundred and fifty-six million, four hundred and ten thousand, three hundred and ninety-six (77,256,410,396) common shares, representing sixty-one point ten per cent (61.10%) of the voting capital and twenty point thirty-seven per cent (20.37%) of TCOPar’s capital stock, in both cases without computing treasury shares in the amount of five billion, seven hundred and ninety-one million, three hundred and ninety-three thousand, eight hundred and eighty-six (5,791,393,886) common shares.

     (b) The total capital stock of TCO’s Controlled Companies, on base date December 31, 2002, comprised,

(i) in case of Telegoiás Celular, exclusively six million, six hundred and sixteen thousand, nine hundred and twelve (6,616,912) shares, represented by two million, three hundred and thirteen thousand, five hundred and seventy-four (2,313,574) common shares and four million, three hundred and three thousand, three hundred and thirty-eight (4,303,338) preferred shares, all of them without face value, validly issued, fully subscribed and paid-up, which position shall remain valid and unchanged until the Closing Date. TCOPar is the owner, in the aggregate, of at least six million, four hundred and twenty-three thousand, one hundred and eight (6,423,108) shares representing ninety-seven point zero seven per cent (97.07%) of the total capital stock of Telegoiás Celular, of which two million, two hundred and eighty thousand, nine hundred and three (2,280,903) are common shares, representing ninety-eight point fifty-nine per cent (98.59%) of the voting capital, and four million, one hundred and forty-two thousand, two hundred and five (4,142,205) preferred shares, representing ninety-six point twenty-five per cent (96.25%) of the non-voting capital;

(ii) in case of Telemat Celular, exclusively six hundred and eighty-nine thousand, seven hundred and seventeen (689,717) shares, represented by three hundred and thirty-one thousand, three hundred and ten (331,310) voting common shares and three hundred and fifty-eight thousand, four hundred and seven (358,407) preferred shares, all of them without face value, validly issued, fully subscribed and paid-up, which position shall remain valid and unchanged until the Closing Date. TCOPar is the owner, in the aggregate, of at least six hundred and seventy-four thousand, six hundred and fifty-one (674,651) shares representing ninety-seven point eighty-one per cent (97.81%) of the total capital stock of Telemat Celular, of which three hundred and twenty-nine thousand, six hundred and ninety eight (329,698) are common shares, representing ninety-nine point fifty-one per cent (99.51%) of the voting capital, and three hundred and forty-four thousand, nine hundred fifty-three (344,953) preferred shares, representing ninety-six point twenty-five per cent (96.25%) of the non-voting capital;

(iii) in case of Telems Celular, exclusively one million, two hundred and ten thousand, four hundred and eighty-three (1,210,483) shares, represented by five hundred and forty-four thousand, six hundred and thirty-five (544,635) common shares and six hundred and sixty-five thousand, eight hundred and forty-eight (665,848) preferred shares, all of them without face value, validly issued, fully subscribed and paid-up, which position shall remain valid and unchanged until the Closing Date. TCOPar is the owner, in the aggregate, of at least one million, one hundred and ninety-two thousand, six hundred and fifty-six (1,192,656) shares representing ninety-eight point fifty-three per cent (98.53%) of the total capital stock of Telems Celular, of which five hundred and forty-two thousand, six hundred and thirty-nine (542,639) are common shares, representing ninety-nine point sixty-three per cent (99.63%) of the voting capital, and six hundred and fifty thousand, and seventeen (650,017) preferred shares, representing ninety-seven point sixty-two per cent (97.62%) of the non-voting capital of the referred company;

(iv) in case of Teleron Celular, exclusively seven hundred and four thousand, eight hundred and forty-four (704,844) shares, represented by two hundred and fifty-one thousand, and thirty-two (251,032) common shares and four hundred and fifty-three thousand, eight hundred and twelve (453,812) preferred shares, all of them without face value, validly issued, fully subscribed and paid-up, which position shall remain valid and unchanged until the Closing Date. TCOPar is the owner, in the aggregate, of at least six hundred and eighty-five thousand, two hundred and twenty-three (685,223) shares representing ninety-seven point twenty-two per cent (97.22%) of the total capital stock of Teleron Celular, of which two hundred and forty-six thousand, six hundred and fifty-two (246,652) are common shares, representing ninety-eight point twenty-five per cent (98.25%) of the voting capital, and four hundred and thirty-eight thousand, five hundred and seventy-one (438,571) preferred shares, representing ninety-six point sixty-four per cent (96.64%) of the non-voting capital of the referred company;

(v) in case of Teleacre Celular, exclusively one million, nine hundred and twenty-two thousand, six hundred and sixty-five (1,922,665) shares, represented by nine hundred and ninety-nine thousand, seven hundred and sixty-two (999,762) common shares and nine hundred and twenty-two thousand, nine hundred and three (922,903) preferred shares, all of them without face value, validly issued, fully subscribed and paid-up, which position shall remain valid and unchanged until the Closing Date. TCOPar is the owner, in the aggregate, of at least one million, eight hundred and ninety thousand, nine hundred and fifty-six (1,890,956) shares representing ninety-eight point thirty-five per cent (98.35%) of the total capital stock of Teleacre Celular, of which nine hundred and ninety-nine thousand, three hundred and fifty (999,350) are common shares, representing ninety-nine point ninety-six per cent (99.96%) of the voting capital, and eight hundred and ninety-one thousand, six hundred and six (891,606) preferred shares, representing ninety-six point sixty-one per cent (96.61%) of the non-voting capital of the referred company;

(vi) in case of NBT, exclusively seventy-two million, six hundred and ninety-two (72,000,692) shares, represented by twenty-four million, one thousand (24,001,000) common shares and forty-seven million, nine hundred and ninety-nine thousand, six hundred and ninety-two (47,999,692) preferred shares, all of them without face value, validly issued, fully subscribed and paid-up, which position shall remain valid and unchanged until the Closing Date. TCOPar is the owner, in the aggregate, of at least seventy million, eight hundred thousand, six hundred and thirty-nine (70,800,639) shares representing ninety-eight point thirty-three per cent (98.33%) of the total capital stock of Norte Brasil Telecom S.A. (“NBT”), of which twenty-two million, eight hundred thousand, nine hundred and forty-seven (22,800,947) are common shares, representing ninety-four point ninety-nine per cent (94.99%) of the voting capital, and forty-seven million, nine hundred and ninety-nine thousand, six hundred and ninety-two

(47,999,692) preferred shares, representing one hundred per cent (100%) of the non-voting capital of the referred company; and

(vii) in case of TCO IP, exclusively one million (1,000,000) shares, represented by five hundred thousand (500,000) voting common shares and five hundred thousand (500,000) preferred shares, all of them without face value, validly issued, fully subscribed and paid-up, which position shall remain valid and unchanged until the Closing Date. TCOPar is the owner, in the aggregate, of at least nine hundred and ninety-nine thousand, nine hundred and ninety-six (999,996) shares representing ninety-nine point ninety-nine per cent (99.99%) of the total capital stock of TCO IP S.A. (“TCO IP”), of which four hundred and ninety-nine thousand, nine hundred and ninety-six (499,996) are common shares, representing ninety-nine point ninety-nine per cent (99.99%) of the voting capital, and five hundred thousand (500,000) preferred shares, representing one hundred per cent (100%) of the non-voting capital of the referred company.

8.1.2 Unencumbered Shares. On the Closing Date, except as mentioned in Annex 8.1.2, Sellers (and/or CP) shall be the lawful owners of the Controlling Shares and TCOPar shall be the lawful owner of the TCO’s Controlled Companies’ shares, entirely free and clear of any liens, pledges, charges, options, priority rights, usufruct and other claims of any nature whatsoever, and shall have all the rights and power required by law for the sale, transfer and delivery of the Controlling Shares to Purchaser under the terms of this Final Agreement. The sale, transfer and delivery of the Controlling Shares to Purchaser under the terms of this Final Agreement shall transfer to and vest Purchaser in the regular and full ownership thereof and, indirectly, of TCOPar’s shares in the TCO’s Controlled Companies, except for the restrictions mentioned in Annex 8.1.2.

8.1.3 Existence and Regular Standing. Sellers, TCOPar and TCO’s Controlled Companies:

     (a) are companies duly organized and validly existing in accordance with the laws of the Federative Republic of Brazil;

     (b) have full power and corporate authority required for owning and operating their properties, businesses and assets and for conducting their businesses as they are presently conducted;

     (c) except to the extent the failure to comply with any laws and/or regulations does not substantially affect or prevent the conduction of such activities and operations such as they are presently conducted by Sellers, by TCOPar and by TCO’s Controlled Companies, to Sellers’ Knowledge, Sellers, TCOPar and TCO’s Controlled Companies have been presently conducting and operating their businesses in accordance with the laws and regulations applicable to their respective industries;

     (d) except for the authorizations and licenses the absence of which may not entail risk of interruption and/or impairment for Sellers, TCOPar and TCO’s Controlled Companies to operate their businesses as they have been presently operated by them, to Sellers’ Knowledge, Sellers, TCOPar and TCO’s Controlled Companies obtained or are in process of obtaining the authorizations and licenses required by the federal, state and local authorities as may be required for the conduction of their activities as they are presently conducted; and

     (e) to Sellers’ Knowledge, the conduction by Sellers, by TCOPar and by TCO’s Controlled Companies of their activities does not violate any law or administrative regulation in such a manner as to substantially impair or prevent the conduction of such activities as they are presently conducted by Sellers, by TCOPar and by TCO’s Controlled Companies.

8.1.4 Authority Relating to This Agreement. Sellers have full legal capacity to enter into this Final Agreement and to perform the transactions contemplated herein. This Final Agreement has been duly and validly entered into and constitutes a valid and binding agreement, enforceable in relation to Sellers in accordance with its terms.

8.1.5 Non-Infringement. The execution of this Final Agreement (i) does not and will not infringe any provision of the Sellers’ Articles of Incorporation or any other corporate document, (ii) does not and will not infringe or give cause to any relevant default in contractual provisions or commitments to which Sellers are parties, except those eventually provided for in the agreements representing Sellers’ Actual Obligations, (iii) does not and will not infringe any provision of law, decree, rule or regulation, administrative or judicial order to which Sellers are subject, (iv) does not and will not require any consent, approval or authorization of, notice to, or filing or registration with any individual or legal entity, or court, in any case in Brazil, save for those authorizations and other formalities already provided in this Final Agreement.

8.1.6. Financial Statements. The audited balance sheet and financial statements of TCOPar as of December 31, 2002, including the management’s and auditor’s reports, attached hereto as Annex 2.2, fairly present the financial condition of TCOPar on a consolidated basis, and have been prepared in conformity with Brazilian generally accepted accounting principles. In comparison to the financial statements as of September 30, 2002, delivered to Purchaser on the date of the Preliminary Agreement, equity changes to the financial statements as of December 31, 2002 arise solely from transactions carried out in the regular course of TCO’s business. In the same manner, the balance sheets and financial statements of TCO’s Controlled Companies as of December 31, 2002, attached hereto as Annex 8.1.6, fairly present the financial condition of the respective TCO’s Controlled Company and have been prepared in conformity with Brazilian generally accepted accounting principles. Since the date of the financial statements as of December 31, 2002 until the Closing Date (i) provided that under Sellers’ and/or their directors’ and officers’ control, there shall be no adverse material change to TCOPar’s and TCO’s Controlled Companies’ equity situation; (ii) the accounting methods and criteria used by TCO in previous fiscal years shall not be changed by an act of the management of TCOPar and/or TCO’s Controlled Companies.

8.1.7 Closing Feasibility. Sellers, on this date, are not aware of the existence of any impairment ascribable to Sellers and not disclosed to Purchaser, which may cause a delay to or render the Closing on the date provided for herein unfeasible.

8.1.8 Corporate Records and Shareholders’ Agreements. To the extent of the Declarants’ Knowledge, TCO’s corporate books and records are true, correct and complete in all material aspects, in compliance with the applicable laws, and, except for NBT Shareholders’ Agreement, there are not any shareholders’ agreement in effect, registered or not in the referred corporate books and records, to which Sellers and/or TCOPar are parties.

8.1.9 Assets. To the extent of the Declarants’ Knowledge, TCOPar and TCO’s Controlled Companies are the lawful owners of or hold the right to use the assets that are necessary and essential for the conduction of their operating activities, all of them being free and clear of any liens, save for those liens described in Annex 8.1.9. Referred assets necessary and essential for the conduction of its operating activities are duly recorded in TCO’s financial statements as of December 31, 2002 and are in good operating condition (except for regular wear and tear) and are adequate for the conduction of TCO’s businesses and operations, as they are presently conducted, and shall remain as such until the Closing Date, without having occurred any relevant change in the amount and quality of the assets in question as herein declared.

8.1.10 Taxes. To the extent of the Declarants’ Knowledge, TCOPar and TCO’s Controlled Companies comply and will continue complying until the Closing, in their material aspects, the applicable tax laws and regulations in connection with their operations. To the extent of the Declarants’ Knowledge, TCOPar and each of TCO’s Controlled Companies have paid all the Taxes payable by them until this date, except those (i) recorded in the TCO’s financial statements as of December 31, 2002; and/or (ii) which are being discussed in good faith, either in court or in an administrative instance. To the extent of the Declarants’ Knowledge, Annex 8.1.10 lists the existing administrative procedures and tax proceedings to which TCO is a party and which involve a discussion about Taxes in amounts (individually, or in the aggregate, in case of a series of lawsuits or administrative proceedings related among themselves) equal to or higher than five million reais (R$5,000,000.00).

8.1.11 Litigations. To the extent of the Declarants’ Knowledge, Annexes 8.1.11 and 4.5 of this Final Agreement list all litigations, administrative proceedings and arbitrations (except those of a tax and labor nature provided for in Sections 8.1.10 and 8.1.12) involving, either individually or in the aggregate, in case of a series of litigations, administrative proceedings or arbitrations related among themselves, a discussion of an amount equal to or higher than one million reais (R$1,000,000.00), with respect to which TCO has been up to this date served summons or process by any court or department or agency of any federal, state or local government, whether in Brazil or abroad.

8.1.12 Labor Claims. To the extent of the Declarants’ Knowledge, TCOPar and TCO’s Controlled Companies comply and will continue complying until the Closing, in their material aspects, the applicable labor and social security laws and regulations in relation to their respective employees. To the extent of the Declarants’ Knowledge, Annex 8.1.12 lists all labor claims to which TCOPar, or any of TCO’s Controlled Companies is a party, which on this date, either individually or in the aggregate, in case of a series of claims related among themselves, may entail a liability of more than five hundred thousand reais (R$500,000.00) for TCOPar and/or TCO’s Controlled Companies.

8.1.13 Benefits. To the extent of the Declarants’ Knowledge, Annex 8.1.13 lists the special benefits, bonus and profit sharing programs offered by TCO to any of its employees and officers, including, without limitation, stock purchase or stock call options.

8.1.14 Related Transactions. Annex 8.1.14 lists, if any, in each case: (i) the agreements and transactions between, on one side, Sellers, their affiliates, controlled, controlling or companies under common control, and, on the other side, TCOPar and TCO’s Controlled Companies; (ii) the credits, rights and shares of Sellers, their affiliates, controlled, controlling or companies under common control, against or enforced against TCOPar or TCO’s Controlled Companies; (iii) TCOPar’s and TCO’s Controlled Companies’ money obligations, whether contractual or legal, to Sellers or Sellers’ officers, their controlling shareholders, affiliates or companies under common control, either direct or indirect (except TCOPar and TCO’s Controlled Companies); and (iv) Sellers’ debts to TCOPar or any of TCO’s Controlled Companies.

8.1.15 Dividends and Interests on Net Equity. Dividends and interests on net equity declared or credited by TCOPar referring to fiscal year 2002 and not yet paid until this date total ninety-three million, four hundred and ninety-eight thousand, six hundred and forty-three reais and sixty-nine cents (R$93,498,643.69); no additional dividends or interests on net equity have been or will be declared until the Closing Date, except by legal requirement.

8.1.16 Action Plan: Until the Closing Date, TCOPar and all TCO’s Controlled Companies, their officers and controlling shareholders, shall have complied with the basic management guidelines provided for in common agreement among the parties and/or in the Action Plan subject matter of Annex 5.3 of this Final Agreement, as well as the restrictions set forth in Section 5.3 above.

8.2 Sellers’ representations and Guaranties contained in Sections 4.3(d) and, as so indicated, in Section 8.1 above, are qualified and limited to Sellers’ actual “Knowledge”, on this date, in relation to the declared matter, situation or fact, in any case in the persons of Sellers’ directors and officers (members of the board of directors and/or officers), in their capacity as final controlling shareholders and, if the case may be, members of the board of directors of TCOPar and/or TCO’s Controlled Companies, it being further declared, for the due purposes, that Sellers’ directors and officers and their direct or indirect controlling shareholders have not carried out a specific audit for the purpose of making the representations and Guaranties included in this Final Agreement.

8.3 Purchaser and Brasilcel represent and warrant to Seller, without any restrictions whatsoever, as follows:

8.3.1 Existence and Regular Standing. Purchaser and Brasilcel (a) are companies duly organized and validly existing and in regular standing in accordance with the laws of the Federative Republic of Brazil and of the Kingdom of the Netherlands, respectively, (b) each of them has full power and authority as required for owning and operating their properties, businesses and assets and for conducting their businesses in the manner as they are presently conducted, and (c) have obtained all the authorizations and licenses required by federal, state and local authorities for the conduction of their respective activities and the conduction of such activities do not infringe any administrative law or regulation.

8.3.2 Authority Relating to This Agreement. Purchasers and Brasilcel have full legal capacity and each of them has obtained all corporate authorizations to enter into this Final Agreement and to perform the transactions contemplated herein. This Final Agreement has been duly and validly entered into and constitutes a valid and binding agreement, enforceable in relation to Purchaser in accordance with its terms.

8.3.3 Non-Infringement. The execution of this Final Agreement (i) does not and will not infringe any provision of Purchaser’s and/or Brasilcel’s Articles of Incorporation or any other corporate document, (ii) does not and will not infringe or give cause to any relevant default in contractual provisions or commitments to which Purchaser and/or Brasilcel are parties, or by which they are bound, (iii) does not and will not infringe any provision of law, decree, rule or regulation, administrative or judicial order to which Purchaser and Brasilcel are subject, (iv) does not and will not require any consent, approval or authorization of, notice to, or filing or registration with any individual or legal entity, or court, save for those authorizations and other formalities already provided in this Final Agreement.

8.3.4 Closing Feasibility. Purchaser is not aware of the existence of any impairment ascribable to Purchaser and not disclosed to Sellers, which may cause a delay to or render the Closing on the date provided for herein unfeasible.

IX. Information to be Supplied by TCO.

9.1 Sellers shall request TCOPar and TCO’s Controlled Companies, not later than twenty-one (21) days counted as from this date, to deliver to Purchaser, in writing, in confirmation for the information supplied in the course of Purchaser’s Audit, the following information which, in the opinion of the respective managements of TCOPar and TCO’s Controlled Companies, is true and complete on the date of this Final Agreement.

9.1.1 Real and Personal Properties. List of properties owned by TCOPar and by the TCO’s Controlled Companies.

9.1.2 Litigations. List of lawsuits, administrative proceedings, arbitrations or investigations/inspections in course, limited as follows: (a) lawsuits and administrative proceedings relating to Taxes resulting, individually, in a liability in excess of three hundred thousand reais (R$300,000.00) for TCOPar or TCO’s Controlled Companies; (ii) labor claims resulting, individually, in a liability in excess of fifty thousand reais (R$50,000.00) for TCOPar or TCO’s Controlled Companies; (iii) litigations, administrative proceedings, arbitrations or investigations of any nature whatsoever, including of an environmental nature, or involving intellectual property, resulting, individually, in a liability in excess of three hundred thousand reais (R$300,000.00) for TCOPar or TCO’s Controlled Companies; and (iv) administrative procedures or claims of a regulatory nature, filed by Anatel, whatever the amount thereof may be.

9.1.3 Bargaining Agreements. List of collective agreements or other applicable agreements with any labor union or organization relating to TCOPar’s and TCO’s Controlled Companies’ employees.

9.1.4 Agreements and Commitments. List of existing agreements to which TCOPar and/or any of TCO’s Controlled Companies is a party and which involve liabilities of at least one million reais (R$1,000,000.00) and for a term of 12 months or more, as well as of the agreements, whatever their amount and/or term may be, containing a provision under which the disposal of the Controlling Shares shall result in the acceleration of any obligation provided for therein.

9.1.5 Intellectual Property, Software. List of “Intellectual Properties” owned by TCOPar and TCO’s Controlled Companies, namely: (i) trademarks, trade names, service marks, logotypes, domain names; (ii) copyrights, either registered or not; (iii) registration and renewal applications; (iv) software; (v) licensing agreements and sub-licensing agreements on behalf of third parties and received from third parties, relating to any of the above mentioned items.

9.1.6 Bank Accounts: List of all bank accounts and account balances existing on the date of this Final Agreement, showing the names of persons authorized to operate them in each case.

9.1.7 Insurances: List of insurance policies obtained by TCOPar and TCO’s Controlled Companies identifying, in each case, the respective insurer, premium and coverage amounts, type of insurance and outstanding claims over them.

9.1.8 Powers of Attorney: List of all the powers of attorney in effect granted by TCOPar and each of TCO’s Controlled Companies, whereby general powers are granted for representation of the respective grantor in the performance of any administrative or managing acts, including for assumption of obligations and execution of any documents or representation in face of any third party or authority.

X. Confidentiality.

10.1 The parties are committed, without limitation as to time, to disclose the terms pertaining to the Purchase strictly to the extent necessary due to a legal or regulatory requirement to which the parties may be subject, it being their duty to previously agree upon the text and contents of any material before making it available for public disclosure.

XI. Binding Effect.

11.1 Each of the parties hereto acknowledges that the execution of this Final Agreement shall be binding upon the parties and their respective successors at any title whatsoever.

XII. CADE and Registrations in Brazil and Abroad.

12.1 The parties shall fully cooperate towards the preparation and presentation of a joint concentration act required by the applicable laws, and shall make their respective best efforts towards obtaining the approval from the Administrative Council for Economic Defense – CADE as for the transactions contemplated hereunder, as well as they shall cooperate for the compliance with any other rules issued by Brazilian or foreign authorities as a result of the sale of TCO’s stock control which is the subject matter of this Agreement. All the fees and expenses incurred with respect to obtaining the approval from the CADE shall be borne by the parties, in equal amounts, and each party shall be responsible for the payment of its respective consultants’ and attorneys’ fees.

XIII. Notices.

13.1 All notices and communications required in this Agreement or related hereto shall be made in writing and delivered in hand, sent by registered mail (with return receipt), or by fax or reputable courier service, to the address and attention of the persons indicated below:

Sellers:	Purchaser:
Bid S.A. / Splice do Brasil	Telesp Celular Participações S.A.
Telecomunicações e Eletrônica S.A.	c/o: Srs. Francisco José Azevedo
c/o: Srs. Antonio Roberto Beldi	Padinha Gilson Rondinelli Filho
Marco Antonio Beldi	Rua Abílio Soares, 409 – Paraíso
Av. Juscelino Kubitschek de Oliveira, 154	04005-001 — São Paulo, SP
Bairro Lageado	Fax:(21) 2586-5855 / Fax:(11) 3059-7972
18110-901 — Votorantim — SP	and (11) 3059-7962
Fax:(15) 243-5155/243-5166
Intervening Party:
cc: Maria Cristina Cescon Avedissian	Brasilcel N.V.
Souza, Cescon Avedissian, Barrieu e Flesch	c/o: Fernando Abella Garcia
Rua Funchal, 263, 11º andar	Praia de Botafogo, 501, 7º andar
04551-060 — São Paulo, SP	22250-040 — Rio de Janeiro — RJ
Fax:(11) 3089-6565	Fax: (21) 2586-6916

Intervening Parties:	Cc: Evandro P. Kruel
Cabo Paulista S.A. / Fixcel S.A.	Praia do Botafogo, 501, 7º andar
c/o: Srs. Antonio Roberto Beldi e	22250-040 — Rio de Janeiro – RJ
Marco Antonio Beldi	Fax: (21) 2586-6517
Rua Santa Clara, 49, 2º andar, S. 02	Moshe B. Sendacz
18030-420 – Sorocaba — SP	Machado, Meyer, Sendacz e Opice Advs.
Fax: (15) 232-6872	Rua da Consolação, 247, 4º andar
01301-903 São Paulo, SP.
Fax: (11) 3150-7071

Notices will be deemed as made (i) upon remittance, if sent by fax during business hours of the addressee; (ii) at 09:00 a.m. of the business day immediately following the day of remittance, if sent by tax after business hours of the addressee; and (iii) at 09:00 a.m. o the business day following the day of remittance, if sent by courier. The parties may change their respective addresses as above indicated, whenever the new address is located inside the domestic territory, upon notice to all the other parties.

XIV. Amendment; Waiver.

14.1 This Final Agreement may not be changed or amended, except through an express amendment, in writing, executed by all the parties hereto.

14.2 Any eventual omission, waiver or tolerance by any of the parties in relation to the terms of this Final Agreement, including, however being not limited to, the exercise of rights and notices, shall be valid only individually and shall not be understood as a waiver of the rights arising herefrom neither shall represent any revocation, amendment or novation of the obligations undertaken herein, nor shall discharge the other party from the full performance of its obligations hereunder.

XV. Specific Performance and Losses and Damages.

15.1 In case of violation by either party of any of the obligations undertaken pursuant to this Final Agreement, the other party (non-defaulting party) shall be entitled to demand the specific performance of the obligations under the terms of the provisions in Article 461 of the Code of Civil Procedure, the defaulting party being, further, liable to losses and damages to which it may have given cause.

XVI. Expenses.

16.1 Each of the parties shall be responsible for the costs and expenses incurred by it during the course of negotiations, preparation and execution of this Final Agreement.

XVII. Assignment and Joint and Several Liabilities.

17.1 Sellers may not assign to third parties the rights and obligations arising out of this Final Agreement, except for the assignment and transfer of such rights and obligations, either in whole or in part, to CP and/or to Fixcel, which assignment and transfer shall be expressly authorized by this Agreement, it being certain, however, that Bid, Fixcel and Splice shall be jointly and severally liable to Purchaser for all the obligations provided for in this Final Agreement. The provisions hereof do not prevent Sellers from assigning their credit rights under the terms of Art. 286 of the Brazilian Civil Code.

17.2 Purchaser may assign its rights and obligations hereunder, by previously notifying Seller of such assignment, provided that Purchaser shall remain severally liable for all its obligations hereunder.

XVIII. Entire Agreement. Severability.

18.1 The parties since now agree that the terms and conditions of this Final Agreement and its Annexes, which are an integrant part hereof, represent the final terms and conditions between the parties regarding the Purchase.

18.2 By reason of the entering into this Final Agreement, the parties acknowledge the compliance with their respective obligations provided for in Section 5.2 of the Preliminary Agreement, there being nothing due by either of them to the other party by virtue of the provisions contained in referred Section 5.2 of the Preliminary Agreement.

18.3 If any provision contained in this Final Agreement shall be deemed unlawful, invalid or non-enforceable in any aspect, the validity, lawfulness and enforceability of the other provisions contained herein shall not be, in any circumstance, affected or impaired by such fact. The parties shall agree in good faith upon the substitution of valid, lawful or enforceable provisions, the economic effect of which may be equivalent to the economic effect of the provisions deemed to invalid, unlawful or non-enforceable.

XIX. Governing Law and Jurisdiction.

19.1 This Final Agreement shall be governed and construed in accordance with the laws of the Federative Republic of Brazil. The parties shall attempt to settle their differences arising out of this Final Agreement on an amicable basis, in good faith. Should an amicable settlement of disputes eventually arising out of the construance or application of this Final Agreement be impossible, such disputes and doubts shall be submitted to the jurisdiction of the courts of the Judicial District of the State of São Paulo, at the exclusion of any other, however privileged it may be.

In witness whereof, the parties execute this Final Agreement in four (4) counterparts of the same contents and form, in the presence of the two (2) witnesses below.

São Paulo, March 24, 2003.

Sellers:

BID S.A.
Marco Antonio Beldi
Vice-President Director

SPLICE DO BRASIL
TELECOMUNICAÇÕES E ELETRÔNICA S.A.
Marco Antonio Beldi
Vice-President Director

(Continued page of signatures of the Stock Purchase Agreement executed on March 24, 2003 by and between, on the one side, as sellers, Bid S.A. and Splice do Brasil Telecomunicações e Eletrônica S.A. and, on the other side, as purchaser, Telesp Celular Participações S.A. and, further, as intervening parties, Brasilcel N.V., Cabo Paulista S.A. and Fixcel S.A.)

Purchaser:

TELESP CELULAR PARTICIPAÇÕES S.A.
Francisco José Azevedo Padinha
Gilson Rondinelli Filho
Directors

Intervening Parties

BRASILCEL N.V.
Francisco José Azevedo Padinha
Fernando Abella Garcia
Attorneys-in-fact

CABO PAULISTA S.A.
Antonio Roberto Beldi
Attorney-in-fact

FIXCEL S.A.
Antonio Roberto Beldi
Vice-President Director

Witnesses:

1.	2.

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